UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2024

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2024

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

English Translation of Excerpts from Semiannual Securities Report Filed in Japan

This document is an English translation of selected information included in the semiannual securities report for the six months ended September 30, 2024 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on November 29, 2024 (the “Semiannual Securities Report”). An English translation of certain information included in the Semiannual Securities Report was previously submitted in a report on Form 6-K dated November 14, 2024. Accordingly, this document should be read together with the previously submitted report.

The Semiannual Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and generally accepted accounting principles in the United States. In addition, the Semiannual Securities Report is being filed in the context of other prior disclosures filed by MUFG in Japan and discusses selected recent developments taking into account those prior disclosures. Accordingly, you may need to review the following disclosure, together with other prior disclosures, to obtain all of the information that is important to you. For a more complete discussion of the background to information provided below, please see our annual report on Form 20-F for the fiscal year ended March 31, 2024 and other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

The following disclosure contains forward-looking statements, which, unless specifically stated otherwise, reflect our understanding as of the date of filing of the Semiannual Securities Report. Actual results may significantly differ from those expressed or implied by such forward-looking statements. In addition, although the Risk Committee identified the top risks below, there may be other material risks that emerge as we operate our businesses.

Risks Relating to Our Business

We describe below some major developments and changes to update our risk factor disclosure previously included in our annual securities report for the fiscal year ended March 31, 2024, filed in Japan on June 25, 2024. The updates below are not a complete update of the prior disclosure, but instead intended to explain only the significant developments and changes that we believe may have a material impact on the risks to our business and other risks. The discussion below contains forward-looking statements, which, unless specifically described otherwise, reflect our understanding as of the date of filing of the Semiannual Securities Report.

The numbering of the subheading of the risk disclosure below corresponds to the numbering of the subheading of the same risk disclosure in our most recent annual securities report filed in Japan.

We determine the significance of various risk scenarios based on their assessed impact and probability and identify potential risk events that are deemed to require close monitoring and attention for the next one-year period as top risks. The main top risks identified by our Risk Committee in October 2024 are as follows. By identifying these top risks, we seek to implement necessary risk management measures designed to minimize such risks to the extent possible and manage them in such a manner that they can be agilely dealt with in the event that they materialize. In addition, through management’s participation in discussions on such top risks, we strive to take effective measures based on a shared assessment of risks.

Main Top Risks

Risk events	Risk scenarios
Decline in capital sufficiency / Increase in risk assets	• Our capital management may be adversely affected by an increase in unrealized losses on debt securities due to a rise in interest rates globally.
Foreign currency liquidity risk	• Deterioration in market conditions may result in a depletion of foreign currency funding liquidity and an increase in our foreign currency funding costs.
Increase in credit costs

•   Sudden deterioration in global economic activities may result in an increase in our credit costs.

•   Deterioration in the credit quality of particular industries or counterparties, to which we have relatively larger exposures, may result in an increase in our credit costs.

IT risk

•   Cyber-attacks may result in customer information leakage, suspension of our services, and reputational damage.

•   System problems may result in our payment of financial compensation and damage to our reputation.

Risks relating to climate changes

•   If our efforts to address climate change-related risks or to make appropriate disclosure are deemed insufficient, our corporate value may be impaired.

•   Our credit portfolio may be adversely affected by the negative impact of climate change on our borrowers and transaction counterparties.

Credit Risk (Risk of Loss Resulting from Deterioration in Financial Condition of Borrowers or Transaction Counterparties)

10.	Transactions with other financial institutions

Declining asset quality and other financial problems may exist at some domestic and foreign financial institutions, including banks, non-bank lending and credit institutions, securities companies and insurance companies, and these problems may worsen or these problems may arise again as new issues. If financial difficulties of financial institutions continue, worsen or arise, they may not only lead to liquidity and insolvency problems for such financial institutions but also result in systemic problems adversely affecting the financial market and the wider economy, and may adversely affect us for the following reasons:

•	we have credit extended to some financial institutions;

•	we are shareholders of some financial institutions;

•

financial institutions that face problems may terminate or reduce financial support to borrowers and, as a result, these borrowers may become distressed or our problem loans to these borrowers may increase;

•	we may be requested to participate in providing support to distressed financial institutions;

•

if the government elects to provide regulatory, tax, funding or other benefits to financial institutions that the government controls to strengthen their capital, increase their profitability or for other purposes, they may adversely affect our competitiveness against them;

•	our deposit insurance premiums may rise if deposit insurance funds prove to be inadequate;

•

bankruptcies or government control of financial institutions may generally undermine the confidence of depositors and investors in, or adversely affect the overall environment for, financial institutions; and

•	negative media coverage of the financial industry or system, regardless of its accuracy and applicability to us, may harm our reputation and market confidence.

Operational Risk (Risk of Loss Resulting from Inappropriate Management of Operations or External Factors)

14.	Risks of being deemed to have engaged in inappropriate or illegal practices or other conduct and, as a result, becoming subject to regulatory actions

We conduct our business subject to laws, regulations, rules, policies and voluntary codes of practice in Japan and other markets where we operate. We are subject to various regulatory inquiries or investigations from time to time in connection with various aspects of our business and operations. Our compliance risk management systems and programs, which are continually enhanced, may not be fully effective in preventing all violations of laws, regulations and rules.

If we are deemed not compliant with applicable laws, regulations or rules, including those relating to money laundering, economic sanctions, bribery, corruption, financial crimes, or other inappropriate or illegal transactions, if our conduct is deemed to constitute unfair or inappropriate business practices, or if we are deemed to have failed to meet market or industry rules or standards, customer protection requirements, or corporate behavior expectations, we may become subject to penalties, fines, public reprimands, reputational damage, issuance of business improvement, suspension or other administrative orders, or withdrawal of authorization to operate. These consequences may result in loss of customer or market confidence in us or otherwise may adversely affect our financial condition and results of operations. Our ability to obtain regulatory approvals for future strategic initiatives may also be adversely affected.

We have received requests and subpoenas for information from government agencies in some jurisdictions in connection with their investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates as well as investigations into foreign exchange related practices of global financial institutions. Some of the investigations into foreign exchange related practices resulted in our payment of monetary penalties to the relevant government agencies. We are cooperating with those investigations and have been conducting an internal investigation. In connection with these matters, we and other financial institutions are involved as defendants in a number of civil lawsuits.

These developments or other similar events, including potential additional regulatory actions against us, agreements to make significant additional settlement payments, may result in significant adverse financial and other consequences to us.

Additionally, on June 14, 2024, the Securities and Exchange Surveillance Commission of Japan (“SESC”) issued and announced a recommendation that the Prime Minister and the Commissioner of the Financial Services Agency (“FSA”) take administrative action against our subsidiaries MUFG Bank and Mitsubishi UFJ Morgan Stanley Securities and our securities affiliate. The recommendation was based on the SESC’s findings of, among other things, inappropriate sharing of customer information as well as improper solicitation of business in contravention of the prohibition on engagement by Registered Financial Institutions in securities-related business activities. The SESC’s findings concerned, among other things, the business collaboration among the bank and securities companies and the management of non-public corporate information by the bank and securities companies.

In response to the SESC’s recommendation, on June 24, 2024, the FSA issued business improvement orders to MUFG Bank, Mitsubishi UFJ Morgan Stanley Securities and our securities affiliate under Articles 51-2 and 51 of the Financial Instruments and Exchange Act of Japan. Additionally, the FSA has required MUFG and MUFG Bank to submit reports under Articles 52-31 and 24 of the Banking Act of Japan. In response, on July 19, 2024, MUFG, MUFG Bank, Mitsubishi UFJ Morgan Stanley Securities and our securities affiliate submitted documents including business improvement plans to the FSA.

16.	Risks relating to cyber-attacks

Our information, communications and transaction management systems (including our own proprietary systems as well as those third-party systems which are provided for our use or to which our systems are connected) constitute a core infrastructure for our accounting and other business operations and are of critical importance particularly in the current business environment with increasing dependence on remote or online networks and our strategy to promote digitization. We are working to prevent system failures through appropriate design and testing and other means and to establish security-conscious systems. However, we may not be able to completely prevent system failures, cyber-attacks, unauthorized access, computer virus infection, human errors, equipment malfunctions, defects in services provided by third parties such as communications service providers and cloud service providers, and failure to appropriately deal with technological advances and new systems and tools. In addition, we may be unable to enhance our financial transaction management systems as required for all of our business operations or under increasingly stricter regulations applicable to financial institutions. Furthermore, our system development or improvement projects, many of which are critical to our ability to operate in accordance with market and regulatory standards, may not be completed as planned due to the complexity and other difficulty relating to such projects. Moreover, our cybersecurity risk management framework and practices may be found inadequate, particularly in light of expanding regulatory requirements and growing market expectations, including those relating to incident reporting and risks associated with our use of third-party services and systems. Such inability, failure and inadequacy may lead to errors and delays in transactions, information leakage and other adverse consequences, and, if serious, could lead to the suspension of our business operations and financial losses such as those incurred in connection with compensation for damages caused by such suspension, diminish confidence in us, harm our reputation, subject us to administrative sanctions, or result in our incurring additional costs to deal with the consequences of these events.

Additional Japanese GAAP Financial Information for the Six Months Ended September 30, 2024

Consolidated Statements of Cash Flows

	(in millions of yen)
	For the six months ended September 30, 2023	For the six months ended September 30, 2024
Cash flows from operating activities:
Profits before income taxes	1,237,093	1,741,849
Depreciation and amortization	166,162	187,470
Impairment losses	23,778	16,868
Amortization of goodwill	9,542	18,388
Equity in losses (gains) of equity method investees	(305,305)	(257,138)
Increase (decrease) in allowance for credit losses	77,770	(138,012)
Increase (decrease) in reserve for bonuses	(62,000)	(97,020)
Increase (decrease) in reserve for bonuses to directors	(2,281)	(664)
Increase (decrease) in reserve for stocks payment	162	(4,958)
Decrease (increase) in net defined benefit assets	(41,462)	(49,439)
Increase (decrease) in net defined benefit liabilities	1,857	2,467
Increase (decrease) in reserve for retirement benefits to directors	(88)	(54)
Increase (decrease) in reserve for loyalty award credits	35	(10,280)
Increase (decrease) in reserve for contingent losses	(25,884)	(22,286)
Interest income recognized on statement of income	(3,532,387)	(4,357,421)
Interest expenses recognized on statement of income	2,302,876	2,848,886
Losses (gains) on securities	(80,574)	(363,348)
Losses (gains) on money held in trust	20,458	(4,596)
Foreign exchange losses (gains)	(4,095,844)	1,832,169
Losses (gains) on sales of fixed assets	(3,382)	(5,102)
Net decrease (increase) in trading assets	(3,676,840)	(850,257)
Net increase (decrease) in trading liabilities	2,881,638	(1,425,871)
Adjustment of unsettled trading accounts	1,054	(143,422)
Net decrease (increase) in loans and bills discounted	(3,631,138)	(3,035,809)
Net increase (decrease) in deposits	3,245,633	(2,782,578)
Net increase (decrease) in negotiable certificates of deposit	2,705,712	807,186
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	(134,182)	(1,617,629)
Net decrease (increase) in call loans and bills bought and others	(3,048,743)	2,199,311
Net decrease (increase) in receivables under securities borrowing transactions	(329,808)	(267,555)
Net increase (decrease) in call money and bills sold and others	(7,887,818)	469,908
Net increase (decrease) in commercial papers	1,018,331	234,194
Net increase (decrease) in payables under securities lending transactions	(178,229)	(435,099)
Net decrease (increase) in foreign exchanges (assets)	370,395	641,063
Net increase (decrease) in foreign exchanges (liabilities)	219,659	197,331
Net increase (decrease) in short-term bonds payable	335,492	169,652
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	112,185	(2,197,894)
Net increase (decrease) in due to trust accounts	(811,930)	(2,111,194)
Interest income (cash basis)	3,446,753	4,393,475
Interest expenses (cash basis)	(2,241,221)	(2,878,344)
Others	(368,117)	1,520,118

Sub-total	(12,280,648)	(5,775,638)

Income taxes	(315,578)	(310,975)
Refund of income taxes	57,676	130,436

Net cash provided by (used in) operating activities	(12,538,550)	(5,956,177)

	(in millions of yen)
	For the six months ended September 30, 2023	For the six months ended September 30, 2024
Cash flows from investing activities:
Purchases of securities	(45,306,613)	(50,230,667)
Proceeds from sales of securities	35,726,086	26,998,105
Proceeds from redemption of securities	15,151,259	27,444,063
Payments for increase in money held in trust	(769,255)	(797,231)
Proceeds from decrease in money held in trust	656,904	955,689
Purchases of tangible fixed assets	(51,146)	(61,337)
Purchases of intangible fixed assets	(172,625)	(158,948)
Proceeds from sales of tangible fixed assets	41,098	48,085
Proceeds from sales of intangible fixed assets	568	4
Payments for acquisition of subsidiaries’ equity affecting the scope of consolidation	(79,841)	(100,014)
Payments for sales of subsidiaries’ equity affecting the scope of consolidation	—	(1,988)
Others	(2,074)	4,662

Net cash provided by (used in) investing activities	5,194,360	4,100,422

Cash flows from financing activities:
Proceeds from subordinated borrowings	113,000	17,000
Repayments of subordinated borrowings	—	(15,000)
Proceeds from issuance of subordinated bonds payable and bonds with warrants	536,499	388,119
Payments for redemption of subordinated bonds payable and bonds with warrants	(60,141)	(124,402)
Proceeds from issuance of common stock to non-controlling shareholders	144	1,126
Repayments to non-controlling shareholders	(216)	—
Dividends paid by MUFG	(192,791)	(240,813)
Dividends paid by subsidiaries to non-controlling shareholders	(24,758)	(29,021)
Purchases of treasury stock	(15)	(118,436)
Proceeds from sales of treasury stock	2,208	15,636
Payments for purchases of subsidiaries’ equity not affecting the scope of consolidation	(1,592)	(15,292)

Net cash provided by (used in) financing activities	372,336	(121,085)

Effect of foreign exchange rate changes on cash and cash equivalents	1,962,511	104,155

Net increase (decrease) in cash and cash equivalents	(5,009,342)	(1,872,684)

Cash and cash equivalents at the beginning of the period	113,630,172	109,875,097

Increase in cash and cash equivalents resulting from inclusion of subsidiaries in consolidation	4,595	—

Cash and cash equivalents at the end of the period	108,625,425	108,002,412

Additional Japanese GAAP Financial Information for the Six Months Ended September 30, 2024

1.	Significant Accounting Policies Applied to the Semi-Annual Consolidated Financial Statements

I.	Scope of consolidation

(1)	Number of consolidated subsidiaries: 340

Principal companies:

MUFG Bank, Ltd.

Mitsubishi UFJ Trust and Banking Corporation

Mitsubishi UFJ Securities Holdings Co., Ltd.

Mitsubishi UFJ Asset Management Co., Ltd.

Mitsubishi UFJ NICOS Co., Ltd.

ACOM CO., LTD.

(a)	Changes in the scope of consolidation in the six months ended September 30, 2024

MUFG Pension & Market Services Holdings Limited and eighty-nine other companies were newly included in the scope of consolidation due to acquisition of shares or other reasons.

Mitsubishi UFJ Financial Partners Co., Ltd. and two other companies were excluded from the scope of consolidation due to extinction through a merger or other reasons.

(2)	Non-consolidated subsidiaries: None

(3)	Entities not regarded as subsidiaries even though Mitsubishi UFJ Financial Group, Inc. (“MUFG”) owns the majority of voting rights in its own account:

Hygeia Co., Ltd.

HISHOH Biopharma Co., Ltd.

(a)	Reasons for excluding from the scope of consolidation

These entities were not treated as subsidiaries because they were established as property management agents for land trust projects without any intent to control or because MUFG’s consolidated venture capital subsidiaries owned the majority of voting rights primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investees’ businesses without any intent to control.

II.	Application of the equity method

(1)	Number of non-consolidated subsidiaries accounted for under the equity method: None

(2)	Number of equity method affiliates: 56

Principal companies:

Mitsubishi HC Capital Inc.

Morgan Stanley

(a)	Changes in the scope of application of the equity method in the six months ended September 30, 2024

eClear Corporation and four other company were newly included in the scope of application of the equity method due to acquisition of shares or other reason.

(3)	Number of non-consolidated subsidiaries not accounted for under the equity method: None

(4)	Number of affiliates not accounted for under the equity method: None

(5)	Entities not regarded as affiliates in which MUFG owns 20% to 50% of their voting rights in its own account:

Kamui Pharma Co., Ltd.

Alchemedicine, Inc.

DT Axis, Inc.

FELIQS CORPORATION

(a)	Reasons for excluding from the scope of affiliates

These entities were not regarded as affiliates because MUFG’s consolidated venture capital subsidiaries owned 20% to 50% of voting rights primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investees’ businesses without any intent to control.

III.	Semi-annual balance sheet dates of consolidated subsidiaries

(1)	The semi-annual balance sheet dates of the consolidated subsidiaries were as follows:

The end of April:	1 subsidiary
The end of June:	269 subsidiaries
The end of September:	70 subsidiaries

(2)	A subsidiary whose semi-annual balance sheet date is the end of April was consolidated based on its preliminary financial statements as of the end of July.

As described in “IV. Accounting policies (Additional Information),” from the beginning of the current semi-annual reporting period, some of the consolidated subsidiaries whose semi-annual balance sheet date is the end of June were consolidated based on their respective preliminary financial statements as of the end of September.

The remaining subsidiaries were consolidated based on their financial statements as of their respective semi-annual balance sheet dates.

Adjustments were made to the consolidated financial statements to reflect any significant transactions within the consolidated group that occurred between the semi-annual balance sheet dates of the relevant subsidiaries and the semi-annual consolidated balance sheet date.

IV.	Accounting policies

(1)	Trading assets and Trading liabilities; Trading income and expenses

Transactions involving short-term fluctuations or arbitrage opportunities in interest rates, currency exchange rates, market prices of financial instruments or other market indices (“trading purposes”) are presented in “Trading assets” and “Trading liabilities” on the consolidated balance sheet on a trade-date basis, and gains and losses from trading transactions (interest and dividends, gains or losses on sales and gains or losses on valuation) are presented in “Trading income” and “Trading expenses” on the consolidated statement of income.

Trading assets and trading liabilities are stated at fair value as of the consolidated balance sheet date.

With respect to derivative transactions for trading purposes, specific market risk and counterparty credit risk exposures are measured in groups of trading assets and trading liabilities, and fair value is determined for each such group of trading assets and trading liabilities on a net basis.

(2)	Securities

(a)

Debt securities being held to maturity are stated at amortized cost (using the straight-line method) computed using the moving-average method. Available-for-sale securities are stated at their quoted market prices (cost of securities sold is calculated primarily using the moving-average method), and equity securities with no quoted market price available are stated at acquisition cost computed using the moving-average method.

Net unrealized gains (losses) on available-for-sale securities are included directly in net assets, net of applicable income taxes, except in the case of application of the fair value hedge accounting method, in which the change in the fair value recognized is recorded in current earnings.

(b)	Securities included in trust assets in money held in trust are accounted for on the same basis as noted above in Notes (1) and (2)(a).

Net unrealized gains (losses) on securities in money held in trust which are not held for trading purposes or held to maturity are included directly in net assets, net of applicable income taxes.

(3)	Derivatives

Derivative transactions (excluding those for trading purposes) are stated at fair value as of the consolidated balance sheet date.With respect to derivative transactions, specific market risk and counterparty credit risk exposures are measured in groups of trading assets and trading liabilities, and fair value is determined for each such group of trading assets and trading liabilities on a net basis.

(4)	Depreciation and amortization of fixed assets

(a)	Tangible fixed assets (except for lease assets)

Depreciation of tangible fixed assets of MUFG and its domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is computed primarily using the declining-balance method, and is recorded by allocating the estimated annual depreciation amount evenly to each reporting period. The useful lives are primarily estimated as follows:

Buildings: 15 to 50 years

Equipment: 2 to 20 years

Depreciation of tangible fixed assets of other consolidated subsidiaries is computed primarily using the straight-line method based on their estimated useful lives and other factors.

(b)	Intangible fixed assets (except for lease assets)

Amortization of intangible fixed assets is computed using the straight-line method.

Development costs for internally used software are amortized using the straight-line method over the estimated useful lives of primarily 3 to 10 years.

(c)	Lease assets

Depreciation or amortization of lease assets in “Tangible fixed assets” or “Intangible fixed assets” under finance leases other than those that are deemed to transfer the ownership of leased property to the lessees is computed using the straight-line method over the lease periods with zero residual value unless residual value is guaranteed by the corresponding lease contracts, in which case the residual value equals the guaranteed amount.

(5)	Deferred assets

Bond issuance costs and stock issuance costs are expensed as incurred.

(6)	Allowance for credit losses

Principal domestic consolidated subsidiaries determine the amount of allowance for credit losses in accordance with the internal standards for self-assessment of asset quality and the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses (“bankrupt borrowers”) or borrowers that are not legally or formally bankrupt but are regarded as substantially in similar condition (“virtually bankrupt borrowers”), allowances are provided based on the amount of claims, after the write-offs as stated below, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on borrowers that are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt (“likely to become bankrupt borrowers”), where the amounts of principal repayments and interest payments cannot be reasonably estimated from the borrowers’ cash flows, allowances are provided based on an overall solvency assessment of the claims, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on likely to become bankrupt borrowers and claims on borrowers requiring close monitoring, where the amounts of principal repayments and interest payments can be reasonably estimated from the borrowers’ cash flows, allowances are provided in an amount equal to the difference between the book value of the claims and the relevant cash flows discounted by the initial contractual interest rates.

For other claims, allowances are provided based mainly on expected losses for the immediately following one-year period or the average remaining term to maturity of loans. Expected losses are calculated by applying a loss rate, which is obtained based on the average rate of historical credit loss experience or historical default probability experience over a certain period, which is derived from actual credit losses or actual defaults over a one-year period or over a period equal to the average remaining term to maturity of loans, with necessary adjustments for future loss projections and other factors.

For claims originated in certain foreign countries, additional allowances are provided based on an assessment of political and economic conditions of these countries.

All claims are assessed by the relevant branches and the credit supervision departments in accordance with the internal standards for self-assessment of asset quality. The credit review department, which is independent from those operating sections, subsequently audits these assessments.

For claims on bankrupt borrowers and virtually bankrupt borrowers, the amount of claims exceeding the estimated value of collateral and guarantees, which is deemed uncollectible, is written off. The total amount of write-offs was ¥205,078 million as of September 30, 2024(¥217,701 million as of March 31, 2024).

Consolidated subsidiaries not adopting the procedures stated above provide for allowances based on their historical credit loss experience or other factors for collectively assessed claims and based on individual assessments of the possibility of collection for specific deteriorated claims.

(Additional Information)

(Allowance for credit losses of certain overseas subsidiaries which apply IFRS Accounting Standards (“IFRS”))

Certain overseas subsidiaries which apply IFRS recognize allowance for credit losses in accordance with IFRS9 “Financial Instruments.” At each reporting date, these subsidiaries assess whether the credit risk on a financial asset has increased significantly since initial recognition, and if the credit risk has not increased significantly since initial recognition, the subsidiaries measure the allowance for credit losses for the financial asset at an amount equal to the 12-month expected credit loss. On the other hand, if the credit risk on a financial asset has increased significantly since initial recognition, the subsidiaries measure the allowance for credit losses for the financial asset at an amount equal to the lifetime expected credit loss.

Expected credit losses are calculated collectively for each portfolio of loans with similar risk characteristics based on the loss rates derived from past credit loss experience or bankruptcy experience through the application of a quantitative model that incorporates future forecast information, such as macroeconomic variables, into the probability of bankruptcy, etc. Expected credit losses on some credit-impaired financial assets are calculated individually by taking into account the risks particular to each such financial asset.

In addition, adjustments are made in the calculation of expected credit losses for qualitative factors relating to current conditions and future forecasts which may not be sufficiently captured in such model but should be appropriately taken into account. Future uncertainties due to changes in the economic environment, prices, monetary policies, geopolitical situations, etc. are factored into estimates for the expected credit loss provisioning through such adjustments based on macroeconomic variables and/or qualitative factors.

(Information relevant to an understanding by readers of the consolidated financial statements regarding the calculation of allowance for credit losses)

The process of calculating allowance for credit losses in our principal consolidated domestic banking subsidiaries involves various estimates such as determination of counterparty credit ratings which are based on evaluation and classification of counterparties’ debt-service capacity, assessment of the value of collateral provided by borrowers, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience.

Among these, internal credit ratings are assigned to counterparties based on qualitative factors such as the current and expected future business environment of the industry to which they belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In particular, determination of internal credit ratings for some counterparties may be highly dependent on our assessment of the prospects of improvements in their operating results and their ability to continue as going concerns.

MUFG Bank, Ltd. (“the Bank”), our principal domestic consolidated banking subsidiary, applies the cash flow estimation method when providing for allowance for credit losses for loans to substantially bankrupt borrowers and borrowers requiring special attention and caution in cases where it is possible to reasonably estimate the cash flows related to the collection of loan principal and receipt of interest payments.

The estimation of such future cash flows is based on a borrower-specific assessment regarding the collectability of loans, including past collection experience, evaluation of the borrower’s restructuring plans, the financial condition and operating results of the borrower, and the economic environment of the industry to which the borrower belongs. In this regard, the estimation of future cash flows may be highly dependent on estimation of borrowers’ future performance and business sustainability. Estimates are subject to a high degree of uncertainly especially when made in connection with assessments regarding the collectability of loans to substantially bankrupt borrowers with respect to which objective information is not readily available.

When calculating allowance for credit losses, the Bank determines expected loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors.

The subsidiary makes such adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience, when and to the extent such adjustments are deemed appropriate, by taking into account additional expected losses that are not reflected in such loss rates calculated based on historical loss experience and other factors, especially in light of the Russia-Ukraine situation. The amount of impact of these adjustments was ¥28,058 million as of September 30, 2024 (¥42,492 million as of March 31, 2024).

In addition, certain overseas subsidiaries which apply IFRS recognize allowance for credit losses in accordance with IFRS9 “Financial Instruments.”

At each reporting date, these subsidiaries assess whether the credit risk on a financial asset has increased significantly since initial recognition, and if the credit risk has not increased significantly since initial recognition, the subsidiaries measure the allowance for credit losses for the financial asset at an amount equal to the 12-month expected credit loss. On the other hand, if the credit risk on a financial asset has increased significantly since initial recognition, the subsidiaries measure the allowance for credit losses for the financial asset at an amount equal to the lifetime expected credit loss.

Expected credit losses are calculated using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. The calculation process includes determination of macroeconomic variables used in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario. In addition, to compensate for expected credit losses that are not reflected in a quantitative model, adjustments are made based on qualitative factors, such as forecasts of the impacts of price developments and government support programs on expected credit losses calculated based on quantitative models.

Significant assumptions used in our calculation of allowance for credit losses, including those described above, are subject to uncertainty. In particular, some counterparties’ prospects of improvements in operating results, the expectations as to such counterparties’ ability to continue as going concerns, the collectability of receivables from such counterparties, and adjustments to the rate of loss calculated based on actual experience for future projections and other factors, as well as determination of the macroeconomic variables used in, and the weightings applied to, multiple economic forecast scenarios, and adjustments thereto for qualitative factors, by certain overseas subsidiaries which apply IFRS, are based on estimation relating to economic environment factors with respect to which objective data are not readily available such as changes in the economy, prices, monetary policy and geopolitical situation in each country.

In particular, the outlook relating to the Russia-Ukraine situation remains subject to significant uncertainty. Accordingly, we make certain assumptions, including that the current Russia-Ukraine situation will remain for some time. The recorded allowance for credit losses represents our best estimation made in a manner designed to ensure objectivity and rationality.

For the six-month period ended September 30, 2024, the assumptions for making estimates relating to allowance for credit losses remained substantially unchanged because the observable changes subsequent to the end of the previous fiscal year in the factors and circumstances underlying the outlook relating to the Russia-Ukraine situation were not sufficiently significant to cause such change in the assumptions. However, these assumptions are highly uncertain, and significant additional provision for credit losses may be recognized for the nine-month period ending December 31, 2024 and subsequent reporting periods due to these and other factors and circumstances affecting the financial performance of counterparties or the economic environment.

(7)	Reserve for bonuses

Reserve for bonuses, which is provided for future bonus payments to employees, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(8)	Reserve for bonuses to directors

Reserve for bonuses to directors, which is provided for future bonus payments to directors, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(9)	Reserve for stocks payment

Reserve for stocks payment, which is provided primarily for future payments of compensation under the stock compensation plan for directors and officers, and for future deliveries of shares under the share-based compensation plan for eligible employees, of MUFG and certain domestic consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of such compensation and shares, etc. as of the consolidated balance sheet date.

(10)	Reserve for retirement benefits to directors

Reserve for retirement benefits to directors, which is provided for future payments of retirement benefits to directors of consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of benefits as of the consolidated balance sheet date.

(11)	Reserve for loyalty award credits

Reserve for loyalty award credits, which is provided for the future redemption of points awarded to customers of certain consolidated subsidiaries, is calculated by estimating the amount that will be redeemed in the future based on the monetary amount converted from the awarded but unused points, and is recorded in the appropriate amount as a reserve.

(12)	Reserve for contingent losses

Reserve for contingent losses, which is provided for possible losses from contingent events related to off-balance sheet transactions and various litigation and regulatory matters, is calculated by estimating the impact of such contingent events. This reserve also includes future claims for repayment of excess interest payments on consumer loans that are estimated based on the past repayments, the pending claims and other factors.

(13)	Reserves under special laws

Reserves under special laws represent the reserves for contingent liabilities from derivative financial instruments transactions executed for clients, which are recorded in accordance with Article 46-5-1 of the Financial Instruments and Exchange Law and Article 175 of the Cabinet Office Ordinance on Financial Instruments Business.

(14)	Retirement benefits

In calculating the amount of benefit obligation, the portion of projected benefit obligation attributed to the six-month period ended September 30, 2024 is determined using the benefit formula basis.

Prior service cost is amortized using the straight-line method over a fixed period, primarily over 10 years, within the employees’ average remaining service period.

Net actuarial gains (losses) are amortized using the straight-line method over a fixed period, primarily over 10 years, within the employees’ average remaining service period, primarily beginning in the subsequent fiscal year after such gains (losses) are recognized.

For certain overseas branches of domestic consolidated subsidiaries and certain consolidated subsidiaries, net defined benefit liability and retirement benefit expenses are calculated using the simplified method.

(15)	Revenue Recognition

(a)	Revenue recognition

Revenues arising from contracts with customers are recognized in the consolidated statements of income based on the status of fulfillment of the performance obligations identified in each contract, depending on the actual nature of the transactions under the contract.

(b)	Revenue Recognition for Principal Categories of Transactions

Revenue arising from contracts with customers is recognized using a method that is designed to closely reflect economic reality, with the timing of fulfillment of performance obligations, which is an important factor in determining the timing of revenue recognition, assessed as described below.

In most cases, the consideration for a transaction is settled in cash at the time of the transaction. In other cases, receivables recognized in connection with transactions are generally collected within one year.

Of the fees and commissions, those on remittances and transfers consist mainly of remittance and transfer fees and are recognized as revenue at the time of settlement.

Of the fees and commissions, those on deposits consist mainly of ATM usage fees and periodic account management service fees. ATM usage fees are recognized as revenue at the time of execution of transactions, and periodic account management service fees are recorded as revenue over the service period.

Of the fees and commissions, those on loans consist mainly of the consideration for administration and management services during the tenors of syndicated loans and the consideration for financial and financing advice to clients, and are recorded as revenue over the service period.

Of the fees and commissions, those on trust-related services consist mainly of the consideration for shareholder registry administration services for issuers of stocks, real estate brokerage and appraisal services, and succession services including preparation, maintenance and execution of wills and inheritance management. These fees and commissions are recognized as revenue at the time when the services are provided.

Of the fees and commissions, those on securities-related services consist mainly of fees related to sales and transfers of securities including investment trust, underwriting, brokerage and advisory services, fees related to securitization, and agent fees related to calculation and payment of dividends. Fees on securities-related services are recorded as revenue over the relevant service period. Fees arising from securities-related services that are consumed by a client at a point in time (e.g., sales and transfers of securities executed under the direction of clients, underwriting or securitization of bonds and equity securities which is completed on the date of the transaction, provision of advice to clients, and calculation and payment to investors of dividends) are recognized as revenue at such point in time. Fees arising from securities-related services that are used by a client at equal intervals over the service period (e.g., retainer fees for M&A advisory services) are recognized as revenue over such service period. Fees to be paid when a particular performance target is achieved (e.g., success fees for M&A advisory services) are recognized as revenue at the time when such performance target is achieved.

Of the fees and commissions, those on credit card business consist mainly of credit card merchant fees and royalty fees from franchised merchants. Merchant fees are recorded as revenue at the time when the credit sale data is received, and royalty fees from franchised merchants are recorded as revenue over the service period.

Of the fees and commissions, those on administration and management services for investment funds and investment advisory services arise mainly from asset management and investment advisory services and consist of asset management fees, success fees and investment advisory fees related to investment trusts. Asset management fees and investment advisory fees are recognized as revenue as MUFG’s performance obligations are satisfied over the service period in the amount MUFG is entitled to charge based on the balance of assets under management. Performance-based success fees are recognized as revenue at the time when performance targets are met and it is deemed highly likely that there will be no material reversal of the recognized revenue.

Trust fees consist mainly of fees on administration and management of trust assets and are recognized as revenue as MUFG’s performance obligations are satisfied over the service period in the amount MUFG is entitled to charge based generally on the balance of assets under management for each trust or the performance of each trust account for an accounting period.

(16)	Translation of assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies or booked at overseas branches of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries are translated into yen primarily at exchange rates prevailing at the consolidated balance sheet date, except for investments in non-consolidated affiliates which are translated into yen at exchange rates prevailing at the acquisition dates.

Assets and liabilities denominated in foreign currencies of other consolidated subsidiaries are translated into yen at exchange rates prevailing at the respective balance sheet date.

(17)	Leasing transactions

(As Lessees)

Domestic consolidated subsidiaries’ finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to purchases, and depreciation of lease assets is computed using the straight-line method over the lease term with zero residual value unless residual value is guaranteed by the corresponding lease contracts, in which case the residual value equals the guaranteed amount.

(As Lessors)

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to sales and income and expenses related to such leases are recognized by allocating interest equivalents to applicable fiscal periods instead of recording sales as “Other ordinary income.”

(18)	Hedge accounting

(a)	Hedge accounting for interest rate risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions to hedge interest rate risks arising from financial assets and liabilities, except for certain transactions qualifying for special hedge accounting treatment of interest rate swaps. Portfolio hedging or individual hedging, as described in the Japanese Institute of Certified Public Accountants (“JICPA”) Industry Committee Practical Guidelines No. 24, “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (March 17, 2022), and the Accounting Standards Board of Japan Transferred Guidance No.9, “Practical Guidelines on the Accounting for Financial Instruments” (September 13, 2024), is primarily applied to determine hedged items.

With respect to hedging transactions to offset fluctuations in the fair value of fixed rate deposits, loans and other instruments, hedging instruments (e.g., interest rate swaps) are designated to hedged items individually or collectively by their maturities in accordance with JICPA Industry Committee Practical Guidelines No. 24. With respect to hedging transactions to offset fluctuations in the fair value of fixed rate bonds classified as available-for-sale securities, hedging instruments (e.g., interest rate swaps) are designated to hedged items collectively by the type of bond. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms.

With respect to hedging transactions to fix the cash flows of forecasted transactions related to floating rate deposits, loans and other instruments as well as forecasted transactions related to short-term fixed rate deposits, loans and other instruments, hedging instruments (e.g., interest rate swaps) are designated to hedged items collectively by interest rate indices and tenors in accordance with JICPA Industry Committee Practical Guidelines No. 24. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms. The effectiveness of hedging transactions is also assessed by the correlation between factors that cause fluctuations in interest rates of hedged items and those of hedging instruments.

(b)	Hedge accounting for foreign currency risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging foreign currency risks arising from financial assets and liabilities denominated in foreign currencies, except for certain transactions qualifying for the allocation method applicable to forward exchange contracts and other contracts. Portfolio hedging is applied to determine hedged items as described in JICPA Industry Committee Practical Guidelines No. 25 “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry” (October 8, 2020). Hedging instruments (e.g., currency swaps and forward exchange contracts) are designated to hedged items collectively by currencies.

Portfolio hedging or individual hedging is applied to hedge foreign currency risks arising from equity investments in foreign subsidiaries and foreign affiliates and from available-for-sale securities (other than bonds) denominated in foreign currencies as well as from future equity investments in foreign subsidiaries. Monetary claims and liabilities denominated in the same foreign currencies or forward exchange contracts are used as hedging instruments. As for the hedge accounting method applied to equity investments in foreign subsidiaries and foreign affiliates, foreign currency translation differences arising from hedging instruments are recorded as foreign currency translation adjustments. The fair value hedge accounting method is applied to available-for-sale securities (other than bonds) denominated in foreign currencies, and the deferred hedge accounting method is applied to future equity investments in foreign subsidiaries.

(c)	Hedge accounting for stock price fluctuation risks

Individual hedging is applied to hedge market fluctuation risks arising from strategic equity securities held by domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries. Instruments such as total return swaps are used as hedging instruments. The effectiveness of hedging transactions is assessed by the correlation between changes in the fair value of hedged items and changes in the fair value of hedging instruments. The fair value hedge accounting method is applied.

(d)	Transactions among consolidated subsidiaries

Derivative transactions including interest rate swaps and currency swaps which are designated as hedging instruments among consolidated subsidiaries or between trading accounts and other accounts (or among internal sections) are not eliminated from the consolidated statements of income or valuation difference, but are recognized as related gains or losses or deferred under hedge accounting because these derivative transactions meet non-arbitrariness and certain other criteria under JICPA Industry Committee Practical Guidelines No. 24 and No. 25 and are regarded as equivalent to external third-party cover transactions.

(19)	Cash and cash equivalents in the consolidated statements of cash flows

Cash and cash equivalents in the consolidated statements of cash flows are defined as “Cash and due from banks” on the consolidated balance sheet.

(20)	Consumption taxes

National and local consumption taxes are primarily excluded from transaction amounts of MUFG and its domestic consolidated subsidiaries. Non-deductible portions of consumption taxes on the purchases of tangible fixed assets are expensed when incurred.

(21)	Adoption of the Group Tax Sharing System

MUFG and some of its domestic consolidated subsidiaries have adopted the group tax sharing system.

(22)	Accounting of bills discounted and rediscounted

Bills discounted and rediscounted are accounted for as financial trading in accordance with JICPA Industry Committee Practical Guidelines No. 24.

(23)	Accounting standards for foreign subsidiaries

If the financial statements of foreign subsidiaries are prepared in accordance with IFRS or U.S. GAAP, such financial statements are used in the consolidated accounting process. Adjustments are also made when necessary in the consolidated accounting process.

(Changes in Accounting Policies)

(Accounting Standard for Corporate Tax, Inhabitant Tax, Enterprise Tax, etc.)

Accounting Standards Board of Japan (“ASBJ”) Statement No. 27, “Accounting Standard for Corporate Tax, Inhabitant Tax, Enterprise Tax, etc.” (ASBJ, October 28, 2022), etc., have been applied from the beginning of the six months ended September 30, 2024.

The cumulative effect of retroactively applying the new accounting policy to reporting periods prior to the beginning of the six months ended September 30, 2024 was recognized as an adjustment to retained earnings as of the beginning of the six months ended September 30, 2024.

As a result, at the beginning of the six months ended September 30, 2024, retained earnings increased by ¥6,119 million, and deferred hedge decreased by ¥1,896 million, deferred tax liabilities decreased by ¥4,223 million.

(Adoption of IFRS Accounting Standards by a foreign subsidiary)

The consolidated financial statements of Bank of Ayudhya Public Company Limited (“Krungsri”), which are used in MUFG’s consolidated accounting process, had been previously prepared in accordance with U.S. GAAP, but from the beginning of the six months ended September 30, 2024, have been prepared in accordance with IFRS.

This change has been made pursuant to MUFG’s decision to consolidate Krungsri based on a provisional closing of its accounts through the system put in place to prepare Krungsri’s consolidated financial statements in accordance with IFRS from the perspective of providing MUFG’s consolidated financial statements in a more timely manner as described in “Provisional closing of accounts of a significant subsidiary” under “Additional Information” below. The change is part of the MUFG Group’s ongoing review of infrastructure and system development in considering adoption of IFRS.

The impact of the change on MUFG’s consolidated financial statements and per share information for the previous fiscal year is immaterial.

(Additional Information)

(Provisional closing of accounts of a significant subsidiary)

Krungsri, a significant subsidiary of MUFG, closes its financial accounts based on a fiscal year-end of December 31 and, previously, had been consolidated based on its consolidated financial statements as of the end of each immediately preceding quarterly reporting period. However, from the perspective of providing financial information in a more timely manner, MUFG has decided to consolidate Krungsri based on a provisional closing of accounts of Krungsri to be implemented as of MUFG’s quarterly reporting period, effective from the six months ended September 30, 2024.

Accordingly, for the six months ended September 30, 2024, Krungsri’s financial results for the nine-month period from January 1, 2024 to September 30, 2024 have been consolidated based on a provisional closing of accounts of Krungsri, and the impact of implementation of such provisional closing of accounts has been reflected through MUFG’s consolidated statement of income.

Concerning Krungsri’s financial results for the period from January 1, 2024 to March 31, 2024, ordinary income was 227,052 million, ordinary profits were 37,660 million, and profits before income taxes were 37,457 million.

2.	Consolidated Balance Sheets

I.	Equity securities and other capital investments in affiliates

	(in millions of yen)
	March 31, 2024	September 30, 2024
Equity securities in affiliates	¥4,374,498	¥4,382,729
Other capital investments in affiliates	55,966	96,432

The amount of investments in jointly controlled companies included in the amounts in the above table was as follows:

	(in millions of yen)
	March 31, 2024	September 30, 2024
Investments in jointly controlled companies	¥6,900	¥10,181

II.	Securities loaned under unsecured and secured securities lending transactions included in “Securities”and “Monetary claims bought”.

	(in millions of yen)
	March 31, 2024	September 30, 2024
Securities loaned under unsecured and secured securities lending transactions	¥74,772	¥53,974

Securities borrowed under securities borrowing transactions and securities purchased under resale agreements where the borrowers or purchasers have the right to dispose of the securities through sale or re-pledging without any restrictions

	(in millions of yen)
	March 31, 2024	September 30, 2024
Securities re-pledged	¥17,194,551	¥21,439,354
Securities re-loaned	3,772,967	3,716,196
Securities held without disposition	9,966,683	7,328,028

Bank acceptance bills discounted, commercial bills discounted, and foreign currency bills bought discounted with the right to dispose of the bills discounted through sale or re-pledging without any restrictions

	(in millions of yen)
	March 31, 2024	September 30, 2024
Bills discounted (face value)	¥1,506,038	¥852,018

Foreign currency bills bought which were re-discounted upon transfer

	(in millions of yen)
	March 31, 2024	September 30, 2024
Foreign currency bills re-discounted (face value)	¥5,086	¥1,863

III.

Loans to be disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”) were as follows. Disclosed loans include corporate bonds included in Securities (to the extent that such bonds were issued through private placements as stipulated in Article 2-3 of the Financial Instruments and Exchange Act and that the principal of and interest on such bonds are partly or fully guaranteed by MUFG), Loans and bills discounted, Foreign exchanges, accrued interest and suspense payments included in Other assets, and Customers’ liabilities for acceptances and guarantees, each as included in the consolidated balance sheets, and securities loaned (to the extent borrowers have the right to sell or pledge such securities) as included in the notes to the consolidated balance sheets.

	(in millions of yen)
	March 31, 2024	September 30, 2024
Bankrupt or De facto Bankrupt	¥239,004	¥290,590
Doubtful	¥1,134,503	¥1,087,994
Special Attention	¥634,023	¥543,769
Accruing loans contractually past due 3 months or more	¥26,869	¥18,648
Restructured loans	¥607,154	¥525,121
Subtotal	¥2,007,531	¥1,922,354
Normal	¥130,602,373	¥133,420,782
Total	¥132,609,905	¥135,343,136

Bankrupt or De facto Bankrupt represents loans to borrowers that are bankrupt or in substantially similar condition due to reasons including a petition being filed to commence bankruptcy, reorganization or rehabilitation proceedings.

Doubtful represents loans to borrowers that are not yet in a state of bankruptcy but that are in deteriorated financial condition, with deteriorated operating results, and with a high likelihood of loan principal and interest not being collected or received in accordance with contractual terms, other than loans included in the Bankrupt or De facto Bankrupt category.

Accruing loans contractually past due 3 months or more represent loans with respect to which principal repayments or interest payments have been past due for 3 months or more, other than loans included in the Bankrupt or De facto Bankrupt category or the Doubtful category.

Restructured loans represent loans that have been modified with concessionary terms, including interest rate reductions, deferral of interest payments, deferral of principal repayments, waivers of loan claims and other renegotiated terms, that are favorable to borrowers, for the purpose of assisting such borrowers in improving their financial condition, other than loans included in the Bankrupt or De facto Bankrupt category, the Doubtful category or the Accruing loans contractually past due 3 months or more category.

Normal represents loans with no particular issues identified in terms of the financial condition and results of operations of borrowers and thus not included in the Bankrupt or De facto Bankrupt category, the Doubtful category, the Accruing loans contractually past due 3 months or more category or the Restructured loan category.

The amounts provided in the table above represent gross amounts before deduction of allowance for credit losses.

IV.	Assets pledged as collateral

Assets pledged as collateral and their relevant liabilities as of March 31, 2024 and September 30, 2024 were as follows:

	(in millions of yen)
	March 31, 2024	September 30, 2024
Assets pledged as collateral:
Cash and due from banks	¥4,292	¥4,372
Trading assets	500,000	212,900
Securities	9,023,306	3,068,828
Loans and bills discounted	13,424,905	18,216,406
Other assets	601	346
Tangible fixed assets	92	99

Total	¥22,953,199	¥21,502,954

Relevant liabilities to above assets:
Deposits	¥13,900	¥13,900
Borrowed money	22,800,405	21,397,295
Bonds payable	21,787	10,756
Other liabilities	672	672

In addition to the above, the following assets were pledged as collateral for cash settlements and other transactions or as deposits for margin accounts for futures and other transactions:
	(in millions of yen)
	March 31, 2024	September 30, 2024
Monetary claims bought	¥46,930	¥44,227
Trading assets	1,871,424	2,530,368
Securities	17,481,814	17,370,256
Loans and bills discounted	2,498,238	1,948,085

Furthermore, the following assets were sold under repurchase agreements or loaned under securities lending transactions with cash collateral as of March 31, 2024 and September 30, 2024:

	(in millions of yen)
	March 31, 2024	September 30, 2024
Monetary claims bought	¥54,582	¥—
Trading assets	2,770,003	2,755,542
Securities	16,920,718	14,295,367

Total	¥19,745,303	¥17,050,910

Relevant liabilities to above assets:
Payables under repurchase agreements	¥18,920,170	¥16,636,661
Payables under securities lending transactions	349,665	155,415

In addition, the following assets were pledged under general collateral repurchase agreements using the subsequent collateral allocation method as of March 31, 2024 and September 30, 2024:

	(in millions of yen)
	March 31, 2024	September 30, 2024
Trading assets	¥916,424	¥1,385,289
Securities	1,100,570	1,596,467

Total	¥2,016,994	¥2,981,757

V.	Non-recourse debt of consolidated special purpose companies was as follows.

	(in millions of yen)
	March 31, 2024	September 30, 2024
Non-recourse debt
Borrowed money	¥2,100	¥2,100
Relevant assets to above non-recourse debt:
Loans and bills discounted	¥20,000	¥20,000

The above table includes certain assets reported in the immediately preceding Item IV.

VI.

Overdraft facilities and commitment lines of credit are binding contracts under which MUFG’s consolidated subsidiaries have obligations to disburse funds up to predetermined limits upon the borrower’s request as long as there has been no breach of contracts. The total amount of the unused portion of these facilities as of March 31, 2024 and September 30, 2024 was as follows:

	(in millions of yen)
	March 31, 2024	September 30, 2024
Unused overdraft facilities and commitment lines of credit	¥102,894,396	¥102,819,809

The total amount of the unused portion does not necessarily represent actual future cash requirements because many of these contracts are expected to expire without being drawn upon. In addition, most of these contracts include clauses that allow MUFG’s consolidated subsidiaries to decline a borrower’s request for disbursement or decrease contracted limits for cause, such as changes in financial market condition or deterioration in a borrower’s creditworthiness. MUFG’s consolidated subsidiaries may request a borrower to pledge real property and/or securities as collateral upon signing of a contract and will perform periodic monitoring on a borrower’s business condition in accordance with internal procedures, which may lead to renegotiation of the terms and conditions of the contracts and/or initiation of a request for additional collateral and/or guarantees.

VII.

In accordance with the “Law concerning Revaluation of Land” (the “Land Revaluation Law”) (No. 34, March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries has been revalued as of the dates indicated below. The total excess from revaluation, net of income taxes corresponding to the excess that were recognized as “Deferred tax liabilities for land revaluation,” is stated as “Land revaluation excess” in net assets. Land revaluation excess includes MUFG’s share of affiliated companies’ Land revaluation excess.

Dates of revaluation:

Domestic consolidated banking subsidiaries: March 31, 1998.

Domestic consolidated trust banking subsidiaries: March 31, 1998, December 31, 2001 and March 31, 2002.

The method of revaluation as set forth in Article 3, Paragraph 3 of the Land Revaluation Law:

Fair values are determined based on (1) “published land price under the Land Price Publication Law” stipulated in Article 2-1 of the “Enforcement Ordinance of the Law concerning Revaluation of Land” (“Ordinance”) (No. 119, March 31, 1998), (2) “standard land price determined on measurement spots under the Enforcement Ordinance of the National Land Planning Law” stipulated in Article 2-2 of the Ordinance, (3) “land price determined by the method established and published by the Director General of the National Tax Agency in order to calculate land value that is used for determining taxable amounts subject to landholding tax articulated in Article 16 of the Landholding Tax Law” stipulated in Article 2-4 of the Ordinance with price adjustments for shape and time and (4) appraisal by certified real estate appraisers stipulated in Article 2-5 of the Ordinance with price adjustments for time.

In addition, some of MUFG’s affiliates that were accounted for under the equity method conducted a revaluation for land used for business operations on March 31, 2002.

VIII.	Accumulated depreciation on tangible fixed assets

	(in millions of yen)
	March 31, 2024	September 30, 2024
Accumulated depreciation on tangible fixed assets	¥1,123,454	¥1,123,538

IX.	Subordinated borrowings with special contractual provisions which rank below other debts with regard to the fulfillment of obligations included in “Borrowed money”

	(in millions of yen)
	March 31, 2024	September 30, 2024
Subordinated borrowings	¥315,500	¥320,301

X.	Subordinated bonds included in “Bonds payable”

	(in millions of yen)
	March 31, 2024	September 30, 2024
Subordinated bonds	¥4,494,288	¥4,763,224

XI.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries for which repayment of the principal to the customers was guaranteed

	(in millions of yen)
	March 31, 2024	September 30, 2024
Principal-guaranteed money trusts	¥3,292,449	¥1,884,244

XII.

Guarantee obligations for private placement bonds (provided in accordance with the Article 2-3 of the Financial Instruments and Exchange Law) among the bonds and other securities included in “Securities”

	(in millions of yen)
	March 31, 2024	September 30, 2024
Guarantee obligations for private placement bonds	¥334,872	¥274,830

XIII.	Contingent liabilities

(Litigation)

In the ordinary course of business, MUFG is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, MUFG establishes a Reserve for Contingent Losses arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on MUFG’s financial position, results of operations or cash flows.

Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to MUFG’s financial position, results of operations or cash flows.

3.	Consolidated Statements of Income

I.	“Other ordinary income” for the periods indicated included the following:

	(in millions of yen)
	For the six months ended September 30,
	2023	2024
Gains on sales of equity securities	¥143,104	¥400,208
Equity in earnings of the equity method investees	305,305	257,138

II.	“General and administrative expenses” for the periods indicated included the following:

	(in millions of yen)
	For the six months ended September 30,
	2023	2024
Personnel expenses	¥663,683	¥736,011
Depreciation and amortization	166,162	187,470

III.	“Other ordinary expenses” for the periods indicated included the following:

	(in millions of yen)
	For the six months ended September 30,
	2023	2024
Write-offs of loans	¥75,970	¥137,920
Provision for allowance for credit losses	149,479	107,871

4.	Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2023

I.	Information on the class and number of issued shares and treasury stock

	(Thousand shares)
	Number of shares as of April 1, 2023	Number of shares increased	Number of shares decreased	Number of shares as of September 30, 2023	Note
Issued shares:
Common stock	12,687,710	—	—	12,687,710

Total	12,687,710	—	—	12,687,710

Treasury stock:
Common stock	664,065	15	2,570	661,510	(Notes 1 and 2)

Total	664,065	15	2,570	661,510

(Notes)

1.

The increase in the number of shares of common stock held in treasury by 15 thousand shares was due to the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit and an increase in the number of shares held by equity method affiliates. The decrease in the number of shares of common stock held in treasury by 2,570 thousand shares was due to the sale of shares for a performance-based director and officer stock compensation plan using a Board Incentive Plan trust (“BIP trust”), the sale of shares in response to requests made by shareholders holding shares constituting less than one whole unit and a decrease in the number of shares held by equity method affiliates.

2.

The number of shares of common stock held in treasury as of April 1, 2023 and September 30, 2023 includes 28,407 thousand shares and 25,837 thousand shares held by the BIP trust, respectively. For the six months ended September 30, 2023, the number of shares held by the BIP trust decreased by 2,569 thousand shares.

II.	Information on share subscription rights

None.

III.	Information on cash dividends

(1)	Cash dividends paid during the six-month period ended September 30, 2023

Date of approval	Type of stock	Total dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 29, 2023	Common stock	192,859	16.0	March 31, 2023	June 30, 2023

(Note)	The total dividend amount includes ¥454 million of dividends on the treasury shares held by the BIP trust.

(2)	Dividends the record date for which fell within the six-month period ended September 30, 2023 and the effective date of which was after the six-month period

Date of approval	Type of stock	Total dividends (in millions of yen)	Source of dividends	Dividend per share (in yen)	Dividend record date	Effective date
Meeting of Board of Directors on November 14, 2023	Common stock	247,101	Retained earnings	20.5	September 30, 2023	December 5, 2023

(Note)	The total dividend amount includes ¥529 million of dividends on the treasury shares held by the BIP trust.

For the six months ended September 30, 2024

I.	Information on the class and number of issued shares and treasury stock

	(Thousand shares)
	Number of shares as of April 1, 2024	Number of shares increased	Number of shares decreased	Number of shares as of September 30, 2024	Note
Issued shares:
Common stock	12,337,710	—	—	12,337,710

Total	12,337,710	—	—	12,337,710

Treasury stock:
Common stock	611,522	74,547	13,625	672,444	(Notes 1,2 and 3)

Total	611,522	74,547	13,625	672,444

(Notes)

1.

The increase in the number of shares of common stock held in treasury by 74,547 thousand shares was due to the acquisitions of shares pursuant to provisions of the Articles of Incorporation, the acquisition of shares for the BIP trust, the acquisition of shares for an employee share-based compensation plan using an Employee Stock Ownership Plan trust (“ESOP trust”) and the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit. The decrease in the number of shares of common stock held in treasury by 13,625 thousand shares was due to the sale of shares for the BIP trust, the sale of shares for the ESOP trust, the sales of shares in response to requests made by shareholders holding shares constituting less than one whole unit and a decrease in the number of shares held by equity method affiliates.

2.

The number of shares of common stock held in treasury as of April 1, 2024 and September 30, 2024 includes 25,769 thousand shares and 21,232 thousand shares held by the BIP trust, respectively. For the six months ended September 30, 2024, the number of shares held by the BIP trust decreased by 13,617 thousand shares.

3.

The number of shares of common stock held in treasury as of September 30, 2024 includes 2,786 thousand shares held by the ESOP trust. For the six months ended September 30, 2024, the number of shares held by the ESOP trust increased by 2,786 shares and decreased by 0 thousand shares.

II.	Information on share subscription rights

Issuer	Type of share subscription rights	Class of shares to be issued	Number of shares subject to subscription rights				Balance as of September 30, 2024 (in millions of yen)
			As of April 1, 2024	Increase	Decrease	As of September 30, 2024
Consolidated subsidiaries	—	—	—	—	—	—	6
Total			—	—	—	—	6

III.	Information on cash dividends

(1)	Cash dividends paid during the six-month period ended September 30, 2024

Date of approval	Type of stock	Total dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 29, 2024	Common stock	240,937	20.5	March 31, 2024	June 30, 2024

(Note)	The total dividend amount includes ¥528 million of dividends on the treasury shares held by the BIP trust.

(2)	Dividends the record date for which fell within the six-month period ended September 30, 2024 and the effective date of which was after the six-month period

Date of approval	Type of stock	Total dividends (in millions of yen)	Source of dividends	Dividend per share (in yen)	Dividend record date	Effective date
Meeting of Board of Directors on November 14, 2024	Common stock	292,259	Retained earnings	25.0	September 30, 2024	December 5, 2024

(Note)	The total dividend amount includes ¥530 million of dividends on the treasury shares held by the BIP trust and ¥69 million of dividends on the treasury shares held by the ESOP trust.

5.	Consolidated Statements of Cash Flows

I.	“Cash and cash equivalents” compared to items presented on the consolidated balance sheet

The amount of “Cash and cash equivalents” is equal to the amount of “Cash and due from banks” on the consolidated balance sheet.

6.	Leases

Operating leases

I.	Lessee

Future lease payments, including interest expenses, under non-cancelable operating leases as of March 31, 2024 and September 30, 2024 were as follows:

	(in millions of yen)
	March 31, 2024	September 30, 2024
Due within one year	¥39,805	¥41,796
Due after one year	104,382	109,476

Total	¥144,187	¥151,273

(Note) The above table does not include lease payments that are booked as “Right-of-use assets” at overseas subsidiaries.

II.	Lessor

Future lease receivables, including interest receivables, under non-cancelable operating leases as of March 31, 2024 and September 30, 2024 were as follows:

	(in millions of yen)
	March 31, 2024	September 30, 2024
Due within one year	¥11,254	¥11,393
Due after one year	70,405	85,503

Total	¥81,660	¥96,896

7.	Financial Instruments

I.	Matters concerning fair value of financial instruments and breakdown by input level

The amounts on the consolidated balance sheet, the fair value of financial instruments, the difference between them as well as a breakdown of financial instruments by input level are as follows.

The following tables do not include investment trusts which are accounted for in accordance with Paragraphs 24-3 and 24-9 of ASBJ Implementation Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ, June 17, 2021) (“Implementation Guidance on Fair Value Measurement”), stocks with no market price, etc. and investments in partnerships and others which are accounted for in accordance with Paragraph 24-16 of the Implementation Guidance on Fair Value Measurement. (See Note (*2) to each of the tables in (1), (Note 3) and (Note 4) below.)

The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the input used in the fair value calculation.

Level 1: Fair value determined based on (unadjusted) quoted prices in active markets for identical assets or liabilities

Level 2: Fair value determined based on directly or indirectly observable inputs other than the Level 1 inputs

Level 3: Fair value determined based on significant unobservable inputs

Where multiple inputs are used with a significant impact on the fair value calculation, the fair value of a financial instrument is classified based on the lowest of the priority levels to which any of those inputs belongs.

(1)	Financial assets and liabilities at fair value on the consolidated balance sheets

As of March 31, 2024

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level 1	Level 2	Level 3	Total
Monetary claims bought (*1)	—	643,385	1,248,256	1,891,641
Trading assets	5,123,276	5,193,024	74,665	10,390,967
Money held in trust (Trading purpose / Other)	—	1,182,414	5,864	1,188,278
Securities (Available-for-sale securities)	38,777,821	19,187,848	603,542	58,569,211
Domestic equity securities	5,074,443	24,554	2,694	5,101,691
Government bonds	21,336,858	28,382	—	21,365,241
Municipal bonds	—	1,045,990	—	1,045,990
Short-term corporate bonds	—	—	—	—
Corporate bonds	—	2,663,412	—	2,663,412
Foreign equity securities	628,522	44,455	36,587	709,565
Foreign bonds	11,412,226	9,575,971	2,285	20,990,483
Investment trusts (*2)	321,189	5,743,840	2,218	6,067,249
Other securities	4,580	61,239	559,756	625,577

Total assets	43,901,097	26,206,672	1,932,328	72,040,098

Trading liabilities	5,650,311	183,539	—	5,833,851
Borrowed money (FVO) (*3)	—	126,251	—	126,251
Bonds payable (FVO) (*3)	—	93,700	26,411	120,111
Other liabilities	—	—	17,413	17,413

Total liabilities	5,650,311	403,491	43,824	6,097,627

Derivatives (*4) (*5) (*6)	(14,670)	(836,182)	138,640	(712,212)
Interest rate-related derivatives	(6,713)	(881,512)	39,723	(848,502)
Currency-related derivatives	9,518	33,389	10,274	53,183
Equity-related derivatives	(17,465)	(28,978)	11,688	(34,756)
Bond-related derivatives	(9)	43,350	77,444	120,785
Commodity-related derivatives	—	—	(45)	(45)
Credit-related derivatives	—	(2,437)	(351)	(2,789)
Other derivatives	—	4	(92)	(88)

(*1)	Monetary claims bought consist of securitized products, etc. of ¥1,891,641 million accounted for in the same manner as available-for-sale securities.
(*2)

The amount of investment trusts which are accounted for in accordance with Paragraph 24-3 and 24-9 of the Implementation Guidance on Fair Value Measurement is not included in the table above. The amount of such investment trusts on the consolidated balance sheet is ¥817,460 million of financial assets.

(*3)	Some overseas subsidiaries apply the fair value option.
(*4)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities arising from derivative transactions are presented on a net basis, and net liabilities in the aggregate are presented in minus.

(*5)	Derivative transactions to which hedge accounting is applied are reported on the consolidated balance sheet at ¥(1,310,705) million.
(*6)

Transactions to which hedge accounting is applied include interest rate swap transactions designated as hedging instruments for the purpose of fixing cash flows from hedged loans and other assets. Deferred hedge accounting is applied to these transactions. Of these hedge relationships, all hedge relationships to which “Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (ASBJ PITF No.40, March 17, 2022) applies are accounted for under the standard.

As of September 30, 2024

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level 1	Level 2	Level 3	Total
Monetary claims bought (*1)	—	546,607	1,288,549	1,835,157
Trading assets	6,465,613	5,160,883	76,761	11,703,258
Money held in trust (Trading purpose / Other)	—	1,030,692	4,164	1,034,856
Securities (Available-for-sale securities)	33,118,072	20,455,954	694,634	54,268,661
Domestic equity securities	4,049,196	21,923	3,504	4,074,625
Government bonds	17,220,732	28,303	—	17,249,035
Municipal bonds	—	860,618	—	860,618
Short-term corporate bonds	—	—	—	—
Corporate bonds	—	2,165,307	—	2,165,307
Foreign equity securities	472,195	104,786	31,862	608,845
Foreign bonds	11,120,692	12,150,372	108,227	23,379,293
Investment trusts (*2)	248,430	5,048,088	150	5,296,670
Other securities	6,824	76,552	550,888	634,265
Loans and bills discounted	—	—	77,575	77,575

Total assets	39,583,685	27,194,138	2,141,685	68,919,510

Trading liabilities	5,177,530	195,382	—	5,372,912
Borrowed money (FVO) (*3)	—	154,357	—	154,357
Bonds payable (FVO) (*3)	—	67,486	10,698	78,185
Other liabilities	—	—	19,048	19,048

Total liabilities	5,177,530	417,226	29,747	5,624,503

Derivatives (*4) (*5)	(19,736)	(218,939)	346,342	107,666
Interest rate-related derivatives	(1,934)	(711,057)	252,401	(460,590)
Currency-related derivatives	2,098	458,466	12,782	473,347
Equity-related derivatives	(18,690)	5,691	12,230	(768)
Bond-related derivatives	(1,209)	29,297	69,002	97,090
Commodity-related derivatives	—	—	(29)	(29)
Credit-related derivatives		(1,336)	(386)	(1,723)
Other derivatives	—	(0)	341	340

(*1)	Monetary claims bought consist of securitized products, etc. of ¥1,826,164 million accounted for in the same manner as available-for-sale securities.
(*2)

The amount of investment trusts which are accounted for in accordance with Paragraphs 24-3 and 24-9 of the Implementation Guidance on Fair Value Measurement is not included in the table above. The amount of such investment trusts on the consolidated balance sheet is ¥1,000,165 million of financial assets.

(*3)	Some overseas subsidiaries apply the fair value option.
(*4)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities arising from derivative transactions are presented on a net basis, and net liabilities in the aggregate are presented in minus.

(*5)	Derivative transactions to which hedge accounting is applied are reported on the consolidated balance sheet at ¥(631,355) million.

(2)	Financial assets and liabilities which are not stated at fair value on the consolidated balance sheets

Cash and due from banks, Call loans and bills bought, Receivables under resale agreements, Receivables under securities borrowing transactions, Foreign exchanges (assets and liabilities), Call money and bills sold, Payables under repurchase agreements, Payables under securities lending transactions, Commercial papers, Short-term bonds payable, Due to trust accounts and Other liabilities are not included in the following tables since they are predominantly short-term (within one year), and their fair values approximate their carrying amounts.

As of March 31, 2024

	(in millions of yen)

Category	Fair value				Amount on consolidated balance sheet	Difference
	Level 1	Level 2	Level 3	Total
Monetary claims bought (*1)	—	—	5,890,505	5,890,505	5,895,337	(4,831)
Money held in trust (other / held to maturity)	—	79,931	—	79,931	82,537	(2,605)
Securities (held to maturity)	14,522,296	7,456,590	—	21,978,887	22,262,495	(283,607)
Government bonds	14,522,296	30,000	—	14,552,296	14,643,055	(90,759)
Municipal bonds	—	1,984,901	—	1,984,901	1,999,181	(14,279)
Short-term corporate bonds	—	—	—	—	—	—
Corporate bonds	—	665,990	—	665,990	668,174	(2,184)
Foreign bonds	—	4,775,698	—	4,775,698	4,952,083	(176,384)
Other securities	—	—	—	—	—	—
Foreign bonds (amortized at cost in accordance with IFRS9)	7,974	14,705	—	22,680	21,930	749
Loans and bills discounted (*2) (*3)	—	251,277	115,456,405	115,707,682	115,546,436	161,245

Total assets	14,530,271	7,802,505	121,346,910	143,679,687	143,808,736	(129,049)

Deposits	—	224,252,054	—	224,252,054	224,035,035	217,019
Negotiable certificates of deposit	—	16,623,704	—	16,623,704	16,555,451	68,252
Borrowed money	—	25,799,730	—	25,799,730	25,829,710	(29,980)
Bonds payable (*3)	—	15,796,677	—	15,796,677	16,183,186	(386,509)

Total liabilities	—	282,472,193	—	282,472,193	282,603,383	(131,190)

(*1)	Monetary claims bought include securitized products, etc. of ¥2,581,465 million accounted for in the same manner as securities held to maturity.
(*2)

General and specific allowances for credit losses of ¥1,279,223 million corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of allowance for credit losses corresponding to these items is insignificant.

(*3)

With respect to interest rate swaps to which special hedge accounting treatment is applied to offset fluctuations in the market value of the hedged items and forward exchange contracts, etc. to which the allocation method is applied, the fair value of such interest rate swaps and such currency swaps is included in the fair value of the hedged items. Of these hedge relationships, all hedge relationships to which “Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (ASBJ PITF No.40, March 17, 2022) applies are accounted for under the standard.

As of September 30, 2024

	(in millions of yen)

Category	Fair value				Amount on consolidated balance sheet	Difference
	Level 1	Level 2	Level 3	Total
Monetary claims bought (*1)	—	—	4,684,370	4,684,370	4,682,134	2,236
Money held in trust (other / held to maturity)	—	79,866	—	79,866	82,527	(2,660)
Securities (held to maturity)	12,927,548	7,798,581	—	20,726,129	20,921,101	(194,971)
Government bonds	12,927,548	79,999	—	13,007,547	13,122,976	(115,428)
Municipal bonds	—	2,193,346	—	2,193,346	2,216,346	(22,999)
Short-term corporate bonds	—	—	—	—	—	—
Corporate bonds	—	906,806	—	906,806	910,983	(4,176)
Foreign bonds	—	4,618,429	—	4,618,429	4,670,795	(52,366)
Other securities	—	—	—	—	—	—
Foreign bonds (amortized at cost in accordance with IFRS9)	8,929	127,763	2,136	138,828	137,742	1,086
Loans and bills discounted (*2)	—	253,310	119,316,959	119,570,270	119,296,103	274,167

Total assets	12,936,478	8,259,522	124,003,466	145,199,467	145,222,053	(22,586)

Deposits	—	222,661,317	—	222,661,317	222,446,306	215,011
Negotiable certificates of deposit	—	17,465,160	—	17,465,160	17,398,159	67,000
Borrowed money	—	24,393,734	—	24,393,734	24,426,873	(33,139)
Bonds payable	—	14,196,114	—	14,196,114	14,342,016	(145,902)

Total liabilities	—	278,716,327	—	278,716,327	278,613,356	102,970

(*1)	Monetary claims bought include securitized products, etc. of ¥1,818,346 million accounted for in the same manner as securities held to maturity.
(*2)

General and specific allowances for credit losses of ¥1,214,613 million corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of allowance for credit losses corresponding to these items is insignificant.

(Note 1)	Description of the valuation techniques and inputs used to measure fair value

Monetary claims bought

The fair value of monetary claims bought is determined using prices obtained from third-party vendors (broker-dealers, etc.) or the prices estimated based on internal models.

With respect to some securitized products backed by general corporate loans, the fair value is measured by considering the estimated fair value amounts determined using projected cash flows through an analysis of the underlying loans, probability of default, prepayment rates, etc. and discounting the projected cash flows using discount rates reflecting the liquidity premium based on historical market data and the prices obtained from independent broker-dealers. These products are classified into Level 3.

For other securitized products, the fair value is determined based on the prices obtained from independent third parties after considering the results of periodic confirmation of the current status of these products, including price comparison with similar products, time series data comparison of the same product, and analysis of consistency with publicly available market indices. These products are classified into Level 2 or Level 3 depending on the inputs used for the prices obtained from independent third parties.

For certain monetary claims bought for which these methods do not apply, the fair value is measured based on either the present value using projected future cash flows through an analysis of prepayment rates, etc., and discounting the project cash flows at the market interest rates as of the valuation date with certain adjustments, or is the carrying amount if their fair value approximates such carrying amount from their qualitative viewpoint. If these monetary claims bought are measured at present value, these monetary claims bought are classified into Level 2 or, if they are short-term and their fair value approximates the carrying amount, then the carrying amount is presented as their fair value, and they are classified into Level 3.

Trading assets and liabilities

Securities such as bonds that are held for trading purposes are classified as Level 1 if prices quoted by stock exchanges are available in an active market, and as Level 2 if the fair value is determined based on either the present value of the expected future cash flows discounted at an interest rate based on the market interest rates as of the date of evaluation with certain adjustments or prices quoted by the financial institutions from which these securities are purchased.

Money held in trust

For securities that are part of trust property in an independently managed monetary trust with the primary purpose to manage securities, the fair value is determined based on the prices quoted by the financial institutions from which these securities are purchased, and these securities are classified into Level 2 depending on the fair value hierarchy of the component assets.

See “Money Held in Trust” for notes on money held in trust by category based on each purpose of holding the money held in trust.

Securities

The fair value of equity securities is determined based on the prices quoted by stock exchanges and equity securities are primarily classified into Level 1 as the quoted prices are available in active markets. The fair value of bonds is determined based on the market price or the price quoted by the financial institutions from which they are purchased or based on the price reasonably calculated using internal models. Government bonds are primarily classified into Level 1, other bonds are primarily classified into Level 2, and foreign equity securities with maturity as well as preferred securities included in Other securities are primarily classified into Level 3.

For privately placed guaranteed bonds held by MUFG’s bank subsidiaries, the fair value is determined based on the present value of expected future cash flows, which are adjusted to reflect credit risk, the amounts expected to be collected from collateral and guarantees and guarantee fees, and discounted at an interest rate based on the market interest rates as of the date of evaluation with certain adjustments. These bonds are classified into Level 2 depending on credit risk, etc.

The fair value of investment trusts is determined based on the closing market price or other publicly available net asset value. Listed investment trusts and listed real estate investment trusts, which have closing market prices, are primarily classified into Level 1, and other investment trusts are primarily classified into Level 2. Investment trusts which are accounted for at net asset value in accordance with Paragraphs 24-3 and 24-9 of the Implementation Guidance on Fair Value Measurement are not classified into any fair value hierarchy.

See “Securities” for notes on securities by category based on each purpose of holding the securities.

Loans and bills discounted

With respect to loans, for each category of loans based on their types, credit ratings and maturity periods, the fair value is determined based on the present value of expected future cash flows, which are adjusted to reflect default risk and the amount expected to be collected from collateral and guarantees and discounted at an interest rate based on the market interest rates as of the date of evaluation with certain adjustments. These loans are classified into Level 3. For certain loans with floating interest rates, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount, unless the creditworthiness of the borrower has changed significantly since the loan origination. These loans are classified as Level 3.

For receivables from bankrupt, virtually bankrupt and likely to become bankrupt borrowers, credit loss is estimated based on factors such as the present value of expected future cash flows or the amount expected to be collected from collateral and guarantees. Since the fair value of these items approximates the net amount of receivables after the deduction of allowance for credit losses on the consolidated balance sheet as of the consolidated balance sheet date, such amount is presented as the fair value. These receivables are classified into Level 3. The fair value of loans qualifying for special hedge accounting treatment of interest rate swaps under Generally Accepted Accounting Principles in Japan (“JGAAP”) reflects the fair value of such interest rate swaps.

Deposits and Negotiable certificates of deposit

For demand deposits, the amount payable on demand as of the consolidated balance sheet date (i.e., the carrying amount) is considered to be the fair value. For floating rate time deposits, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because the market interest rates are reflected in such deposits within a short time period. The fair value of most fixed rate time deposits is the present value of expected future cash flows grouped by certain maturity periods discounted at the market interest rates. These are classified into Level 2.

Borrowed money

For floating rate borrowings, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the interest rates on such floating rate borrowings reflect the market interest rates in a short time period and that there has been no significant change in the creditworthiness of MUFG or MUFG’s consolidated subsidiaries after such borrowings were made. For fixed rate borrowings, the fair value is calculated as the present value of expected future cash flows from these borrowings grouped by certain maturity periods, which are discounted at the market interest rates reflecting the premium applicable to MUFG or MUFG’s consolidated subsidiaries. These are classified as Level 2.

Bonds payable

The fair value of corporate bonds issued by MUFG and MUFG’s consolidated subsidiaries is determined based on their market price. For certain corporate bonds, the fair value is calculated as the present value of expected future cash flows discounted at the market interest rates. For floating rate corporate bonds without market prices, the carrying amount of such bonds is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the interest rates on such floating rate corporate bonds reflect the market interest rates in a short time period and that there has been no significant change in the creditworthiness of MUFG or MUFG’s consolidated subsidiaries after the issuance. For fixed rate corporate bonds without market prices, the fair value is the present value of expected future cash flows from these borrowings, which are discounted at the market interest rates reflecting the premium applicable to MUFG or MUFG’s consolidated subsidiaries. These are classified as Level 2. The fair value of corporate bonds qualifying for special hedge accounting treatment of interest rate swaps under JGAAP reflects the fair value of such interest rate swaps.

For structured bonds issued by some overseas subsidiaries, the fair value option is applied, and the fair value of structured bonds is calculated based on models. Structured bonds for which observable inputs are used are classified into Level 2. Structured bonds for which significant unobservable inputs are used are classified into Level 3.

Other liabilities

Contingent consideration associated with a business combination, which is included in other liabilities, is classified as Level 3 as the fair value of such contingent consideration is calculated using the discounted present value method, taking into account future cash flows, the probability of obligation and other factors.

Derivative transactions

Derivative transactions are ones involving interest rates (interest futures, interest options, interest swaps and other transactions), ones involving foreign currencies (currency futures, currency options, currency swaps and other transactions), and ones involving bonds (bond futures, bond future options and other transactions). The fair value of exchange-traded derivative transactions is based on the prices posted by exchanges. The fair value of over-the-counter derivative transactions is based on the discounted present value or amount calculated under the option-price calculation model.

The key inputs used in the valuation techniques for over-the-counter derivative transactions include interest rate yield curves, foreign currency exchange rates and volatility. For over-the-counter derivative transactions, adjustments are made for counterparty credit risk adjustments (credit valuation adjustments (CVA)) and adjustments are also made to reflect the impact of uncollateralized funding (funding valuation adjustments (FVA)). The calculation of CVA takes into account the probability of a default event occurring for each counterparty which is primarily derived from an observed or estimated spread on credit default swaps. In addition, the calculation of CVA takes into account the effect of credit risk mitigation such as pledged collateral and the legal right of offset with the counterparty. The calculation of FVA takes into account MUFG’s market funding spread reflecting the credit risk of MUFG and the funding exposure of any uncollateralized component of an over-the-counter derivative instrument entered into with the counterparty.

Exchange-traded derivative transactions valued using quoted prices are classified into Level 1. Over-the-counter derivative transactions are classified into Level 2 if their fair value is not measured based on significant unobservable inputs. Over-the-counter derivative transactions whose fair value is measured based on significant unobservable inputs are classified into Level 3.

(Note 2)	Quantitative information about financial assets and liabilities measured and presented on the consolidated balance sheets at fair value and classified in Level 3

(1)	Quantitative information on significant unobservable inputs

As of March 31, 2024

Category	Valuation technique	Signification unobservable inputs	Range	Weighted average (*1)
Monetary claims bought
Securitized products	Internal model (*2)	Correlation between underlying assets	3.0%	3.0%
		Liquidity premium	1.4%~1.6%	1.4%
		Prepayment rate	17.6%	17.6%
		Probability of default	0.0%~93.0%	—
		Recovery rate	55.0%	55.0%
Securities
Foreign equity securities	Discounted cash flow	Liquidity premium	0.8%~1.7%	1.4%
Other	Discounted cash flow	Liquidity premium	1.1%~3.2%	2.9%
Derivatives
Interest rate-related derivatives	Option model	Correlation between interest rates	30.0%~60.7%	—
		Correlation between interest rate and foreign exchange rate	(1.9)%~60.0%	—
		Volatility	61.2%~97.4%	—
Currency-related derivatives	Option model	Correlation between interest rates	30.0%~70.0%	—
		Correlation between interest rate and foreign exchange rate	5.5%~60.0%	—
		Correlation between foreign exchange rates	50.0%~70.5%	—
		Volatility	9.8%~21.3%	—
Equity-related derivatives	Option model	Volatility	22.9%~37.0%	—
		Correlation between foreign exchange rate and equity	0.0%~30.0%	—
		Correlation between equities	1.5%~82.3%	—

(*1)	The weighted average is calculated by weighing each input by the relative fair value of the respective financial assets.
(*2)

For further details of Internal model, refer to “Monetary claims bought” in “(Note 1) Description of the valuation techniques and inputs used to measure fair value” under “I. Matters concerning fair value of financial instruments and breakdown by input level” above.

As of September 30, 2024

Category	Valuation technique	Signification unobservable inputs	Range	Weighted average (*1)
Monetary claims bought
Securitized products	Internal model (*2)	Correlation between underlying assets	3.0%	3.0%
		Liquidity premium	1.1%~1.4%	1.3%
		Prepayment rate	25.3%	25.3%
		Probability of default	0.0%~99.0%	—
		Recovery rate	63.1%	63.1%
Securities
Foreign equity securities	Discounted cash flow	Liquidity premium	1.5%~1.7%	1.6%
Foreign bonds	Discounted cash flow	Liquidity premium	0.0%~0.1%	0.1%
Other	Discounted cash flow	Liquidity premium	2.0%~3.2%	2.9%
Derivatives
Interest rate-related derivatives	Option model	Correlation between interest rates	30.0%~97.5%	—
		Correlation between interest rate and foreign exchange rate	4.9%~60.0%	—
		Volatility	64.0%~104.5%	—
Currency-related derivatives	Option model	Correlation between interest rates	30.0%~70.0%	—
		Correlation between interest rate and foreign exchange rate	4.9%~60.0%	—
		Correlation between foreign exchange rates	50.0%~66.4%	—
		Volatility	10.6%~21.0%	—
Equity-related derivatives	Option model	Volatility	22.9%~37.0%	—
		Correlation between foreign exchange rate and equity	6.0%~29.0%	—
		Correlation between equities	8.8%~95.0%	—

(*1)	The weighted average is calculated by weighing each input by the relative fair value of the respective financial assets.
(*2)

For further details of Internal model, refer to “Monetary claims bought” in “(Note 1) Description of the valuation techniques and inputs used to measure fair value” under “I. Matters concerning fair value of financial instruments and breakdown by input level” above.

(2)	Table showing reconciliation between the opening balance and the closing balance during the reporting period, and unrealized gains (losses) recognized in net income (loss)

For the fiscal year ended March 31, 2024

							(in millions of yen)
Category	March 31, 2023	Included in net income (loss) (*1)	Included in other comprehensive income (*2)	Purchases, Issues, Sales, Settlements and others	Transfers into Level 3 (*3)	Transfers out of Level 3 (*4)	March 31, 2024	Change in unrealized gains (losses) included in net income (loss) on assets and liabilities still held at March 31, 2024 (*1)
Monetary claims bought	591,530	108,236	22,149	526,339	—	—	1,248,256	107,367
Trading assets	112,109	7,504	—	(57,111)	12,260	(95)	74,665	7,196
Monetary held in trust (Trading purpose / Other)	8,272	96	156	(2,661)	—	—	5,864	49
Securities (Available-for- sale securities)	400,105	51,117	8,356	143,957	25	(19)	603,542	50,223
Domestic equity securities	2,389	167	124	12	—	—	2,694	167
Corporate bonds	—	(2)	0	(3)	25	(19)	—	—
Foreign equity securities	39,147	3,770	1,167	(7,497)	—	—	36,587	2,874
Foreign bonds	2,165	(83)	167	36	—	—	2,285	(83)
Investment trusts	2,189	(160)	190	—	—	—	2,218	(160)
Other securities	354,213	47,426	6,706	151,410	—	—	559,756	47,426

Total assets	1,112,017	166,954	30,662	610,524	12,285	(115)	1,932,328	164,837

Bonds payable (FVO)	102,130	39,452	10,475	(104,567)	1,938	(23,018)	26,411	(4,820)
Other liabilities	—	—	—	17,413	—	—	17,413	—

Total liabilities	102,130	39,452	10,475	(87,154)	1,938	(23,018)	43,824	(4,820)

Derivatives (*5)	316,707	(22,089)	1,680	(6,136)	80,114	(231,635)	138,640	2,959
Interest rate-related derivatives	198,796	(23,906)	(1,302)	8,803	28,527	(171,194)	39,723	(2,911)
Currency-related derivatives	12,696	2,043	941	(940)	97	(4,563)	10,274	139
Equity-related derivatives	21,110	5,508	2,029	(18,935)	2,612	(637)	11,688	7,831
Bond-related derivatives	82,566	(3,277)	—	4,500	48,894	(55,239)	77,444	293
Commodity- related derivatives	90	(131)	11	(15)	—	—	(45)	(131)
Credit-related derivatives	1,082	(1,803)	—	386	(18)	—	(351)	(1,746)
Other derivatives	364	(520)	—	64	—	—	(92)	(515)

(*1)	Mainly included in Trading income and Other operating income in the consolidated statements of income.
(*2)

Included in Net unrealized gains (losses) on available-for-sale securities and Foreign currency translation adjustments in Other comprehensive income in the consolidated statements of comprehensive income.

(*3)

Transfers into Level 2 from Level 3 were results from material inputs for valuation of derivatives that were mainly previously observable becoming unobservable and the significance of the impact of unobservable inputs increasing. These transfers were made at the beginning of the fiscal year.

(*4)

Transfers into Level 2 from Level 3 were made primarily based on declines in the significance of unobservable inputs for valuation of interest rate-related derivatives, taking into account credit valuation adjustments (CVA) for counterparty credit risk and funding valuation adjustments (FVA) for unsecured financing. These transfers were made at the beginning of the fiscal year.

(*5)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities and gains or losses arising from derivative transactions are presented on a net basis, and net liabilities and losses in the aggregate are presented in minus.

For the six months ended September 30, 2024

							(in millions of yen)
Category	March 31, 2024	Included in net income (loss) (*1)	Included in other comprehensive income (*2)	Purchases, Issues, Sales, Settlements	Transfers into Level 3 (*3)	Transfers out of Level 3 (*4)	September 30, 2024	Change in unrealized gains (losses) included in net income (loss) on assets and liabilities still held at September 30, 2024 (*1)
Monetary claims bought	1,248,256	(78,438)	3,011	115,720	—	—	1,288,549	(82,127)
Trading assets	74,665	(3,873)	—	5,945	23	—	76,761	(3,896)
Monetary held in trust (Trading purpose / Other)	5,864	316	(124)	(1,891)	—	—	4,164	148
Securities (Available-for- sale securities)	603,542	(38,378)	27,871	27,334	78,603	(4,339)	694,634	(37,946)
Domestic equity securities	2,694	—	810	—	—	—	3,504	—
Corporate bonds	—	—	—	—	—	—	—	—
Foreign equity securities	36,587	(1,836)	3,700	(7,104)	515	—	31,862	(1,404)
Foreign bonds	2,285	(4,458)	135	34,438	77,946	(2,120)	108,227	(4,458)
Investment trusts	2,218	—	9	—	141	(2,218)	150	—
Other securities	559,756	(32,083)	23,215	—	—	—	550,888	(32,083)
Loans and bills discounted	—	(9,451)	2,976	84,050	—	—	77,575	(2,593)

Total assets	1,932,328	(129,825)	33,734	231,159	78,627	(4,339)	2,141,685	(126,414)

Bonds payable (FVO)	26,411	5,716	2,494	(17,277)	2,237	(8,883)	10,698	(397)
Other liabilities	17,413	—	1,635	—	—	—	19,048	—

Total liabilities	43,824	5,716	4,129	(17,277)	2,237	(8,883)	29,747	(397)

Derivatives (*5)	138,640	(25,111)	2,558	(10,618)	237,447	3,425	346,342	(33,644)
Interest rate-related derivatives	39,723	(32,852)	748	898	238,566	5,316	252,401	(42,596)
Currency-related derivatives	10,274	3,518	892	471	(1,118)	(1,255)	12,782	4,256
Equity-related derivatives	11,688	10,385	922	(10,139)	—	(626)	12,230	10,814
Bond-related derivatives	77,444	(6,018)	—	(2,414)	—	(8)	69,002	(5,972)
Commodity-related derivatives	(45)	27	(5)	(6)	—	—	(29)	27
Credit-related derivatives	(351)	(249)	—	214	—	—	(386)	(249)
Other derivatives	(92)	76	—	357	—	—	341	74

(*1)	Mainly included in Trading income and Other operating income in the consolidated statements of income.
(*2)

Included in Net unrealized gains (losses) on available-for-sale securities, Foreign currency translation adjustments and Net unrealized gains (losses) on loans of foreign subsidiaries and affiliates in Other comprehensive income in the consolidated statements of comprehensive income.

(*3)

Transfers into Level 3 from Level 2 were made primarily based on the significance of unobservable inputs considering CVA on the counterparty’s credit risk and FVA on unsecured funding principally in interest rate related transactions. This transfer was implemented at the beginning of the six-month period ended September 30,2024.

(*4)

Transfers into Level 2 from Level 3 were results from material inputs for valuation of derivatives that were mainly previously unobservable becoming observable and the significance of the impact of unobservable inputs declining. These transfers were made at the beginning of the six-month period ended September 30,2024.

(*5)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities and gains or losses arising from derivative transactions are presented on a net basis, and net liabilities and losses in the aggregate are presented in minus.

(3)	Description of the fair value valuation process

At MUFG, the middle division establishes policies and procedures for the calculation of fair value and procedures for the use of fair value valuation models, and the front division develops fair value valuation models in accordance with such policies and procedures. The middle division verifies such models, the inputs used and the fair values obtained through calculation to ensure compatibility with the policies and procedures. In addition, based on the results of such verification, the middle division determines appropriate fair value input level classifications. In the event that market prices obtained from third parties are used as fair values, they are verified through appropriate methods such as confirming the valuation techniques and inputs used and comparing them with the fair values of similar financial instruments.

(4)	Description of the sensitivity of the fair value to changes in significant unobservable inputs

Probability of default

Probability of default is an estimate of the likelihood that the default event will occur and MUFG will be unable to collect the contractual amounts. A significant increase (decrease) in the default rate would result in a significant decrease (increase) in a fair value.

Recovery rate and prepayment rate

Recovery rate is the proportion of the total outstanding balance of a bond or loan that is expected to be collected in a liquidation scenario. Prepayment rate represents the proportion of principal that is expected to be paid prematurely in each period on a security or pool of securities. Recovery rate and prepayment rate would affect estimation of future cash flows to a certain extent and changes in these inputs could result in a significant increase or decrease in fair value.

Liquidity premium

Liquidity premium is an adjustment to discount rates to reflect uncertainty of cash flows and liquidity of the financial instruments.

When recent prices of similar instruments are unobservable in inactive or less active markets, discount rates are adjusted based on the facts and circumstances of the markets including the availability of quotes and the time since the latest available quotes. A significant increase (decrease) in discount rates would result in a significant decrease (increase) in a fair value.

Volatility

Volatility is a measure of the speed and severity of market price changes and is a key factor in pricing. A significant increase (decrease) in volatility would cause a significant increase (decrease) in the value of an option resulting in a significant increase (decrease) in fair value. The level of volatility generally depends on the tenor of the underlying assets and the strike price or level defined in the contract. Volatilities for certain combinations of tenor and strike price are not observable.

Correlation

Correlation is a measure of the relationship between the movements of two variables (i.e., how the change in one variable influences a change in the other variables). A variety of correlation-related assumptions are required for a wide range of instruments including foreign government and official institution bonds, asset-backed securities, corporate bonds, derivatives and certain other financial instruments. In most cases, correlations used are not observable in the market and must be estimated using historical information. Changes in correlation inputs can have a major impact, favorable or unfavorable, on the value of an instrument, depending on its nature. In addition, the wide range of correlation inputs are primarily due to the complex and unique nature of these instruments. There are many different types of correlation inputs, including cross-asset correlation (such as correlation between interest rate and equity) and same-asset correlation (such as correlation between interest rates). Correlation levels are highly dependent on market conditions and could have a relatively wide range of levels within or across asset classes. For interest rate contracts and foreign exchange contracts, the diversity in the portfolio held by MUFG is reflected in wide ranges of correlation, as the fair values of transactions with a variety of currencies and tenors are determined using several foreign exchange and interest rate curves. For equity derivative contracts, the wide range of correlation between interest rate and equity is primarily due to the large number of correlation pairs with different maturities of contracts.

(Note 3)

Quantitative information about investment trusts which are accounted for in accordance with Paragraphs 24-3 and 24-9 of the Implementation Guidance for on Fair Value Measurement Table showing reconciliation between the opening balance and the closing balance during the reporting period, and unrealized gains (losses) recognized in net income (loss)

For the fiscal year ended March 31, 2024

							(in millions of yen)
Category	March 31, 2023	Included in net income (loss) (*1)	Included in other comprehensive income (*2)	Purchases, Sales, Redemptions	Transfers into Paragraphs 24-3 and 24-9	Transfers out of Paragraphs 24-3 and 24-9	March 31, 2024	Change in unrealized gains (losses) included in net income (loss) on Investment trusts still held at March 31, 2024 (*1)
Investment trusts (Available-for-sale securities)	563,208	61,989	8,045	186,279	—	(2,063)	817,460	57,010
Paragraph 24-3 (*3)	533,900	61,989	7,320	181,132	—	—	784,343	57,010
Paragraph 24-9	29,308	—	725	5,147	—	(2,063)	33,116	—

(*1)	Mainly included in Other operating income in the consolidated statements of income.
(*2)	Included in Net unrealized gains (losses) on available-for-sale securities in Other comprehensive income in the consolidated statements of comprehensive income.
(*3)

Investment trusts that were subject to significance cancellation or repurchase restrictions as of March 31, 2024 primarily included ¥ 262,327 million of those which were irrevocable, ¥15,082 million of those which were subject to cancellation restrictions for a certain period, ¥ 79,260 million of those which required advance notice or had a specified redemption date and ¥ 427,672 million of those which were subject to caps on redemption amounts.

For the six months ended September 30, 2024

							(in millions of yen)
Category	March 31, 2024	Included in net income (loss) (*1)	Included in other comprehensive income (*2)	Purchases, Sales, Redemptions	Transfers into Paragraphs 24-3 and 24-9	Transfers out of Paragraphs 24-3 and 24-9	September 30, 2024	Change in unrealized gains (losses) included in net income (loss) on Investment trusts still held at September 30, 2024 (*1)
Investment trusts (Available-for-sale securities)	817,460	(47,610)	(9,135)	239,451	—	—	1,000,165	(48,129)
Paragraph 24-3 (*3)	784,343	(47,856)	(9,310)	240,103	—	—	967,278	(48,129)
Paragraph 24-9	33,116	246	174	(651)	—	—	32,886	—

(*1)	Mainly included in Other operating income in the consolidated statements of income.
(*2)	Included in Net unrealized gains (losses) on available-for-sale securities in Other comprehensive income in the consolidated statements of comprehensive income.
(*3)

Investment trusts that were subject to significance cancellation or repurchase restrictions as of September 30, 2024 primarily included ¥ 261,786 million of those which were irrevocable, ¥10,688 million of those which were subject to cancellation restrictions for a certain period, ¥ 694,803 million of those which required advance notice or had a specified redemption date.

(Note 4)

The following table sets forth the amounts of equity securities with no market price available and investments in partnerships and others on the consolidated balance sheets. These securities and investments are not included in “Trading assets” or “Securities” in the tables presented under the section captioned “Matters concerning fair value of financial instruments and breakdown by input level”.

	(in millions of yen)
	Amount on consolidated balance sheet
	March 31, 2024	September 30, 2024
Equity securities with no quoted market price available (*1) (*3)	¥287,909	¥287,694
Investments in partnerships and others (*2) (*3)	489,116	442,697

(*1)

Equity securities with no market price available include unlisted equity securities, etc. and are not subject to fair value disclosure in accordance with Paragraph 5 of ASBJ Implementation Guidance No. 19 “Implementation Guidance on Disclosures about Fair Value of Financial Instruments” (ASBJ, March 31, 2020).

(*2)

Investments in partnerships and others mainly include silent partnerships and investment partnerships and other partnerships. These investments are accounted for in accordance with Paragraph 24-16 of the Implementation Guidance on Fair Value Measurement and are not subject to fair value disclosure.

(*3)

An impairment loss of ¥8,410 million and ¥15,650 million was recorded on unlisted equity securities and other investments for the fiscal year ended March 31, 2024 and for the six months ended September 30, 2024, respectively.

8.	Securities

In addition to “Securities” on the consolidated balance sheet, the figures in the following tables include negotiable certificates of deposit in “Cash and due from banks,” securitized products in “Monetary claims bought” and others.

I.	Debt securities being held to maturity

	(in millions of yen)
	March 31, 2024
	Amount on consolidated balance sheet	Fair value	Difference
Securities whose fair value exceeds amount on consolidated balance sheet:

Domestic bonds	¥2,881,098	¥2,887,984	¥6,886
Government bonds	2,361,247	2,365,840	4,592
Municipal bonds	402,639	404,686	2,047
Corporate bonds	117,211	117,457	245
Other securities	1,392,129	1,398,962	6,832
Foreign bonds	585,636	588,788	3,151
Other	806,493	810,174	3,681

Subtotal	¥4,273,228	¥4,286,947	¥13,719

Securities whose fair value does not exceed amount on consolidated balance sheet:

Domestic bonds	¥14,429,313	¥14,315,203	¥(114,109)
Government bonds	12,281,807	12,186,455	(95,351)
Municipal bonds	1,596,542	1,580,214	(16,327)
Corporate bonds	550,963	548,533	(2,430)
Other securities	6,141,419	5,955,361	(186,057)
Foreign bonds	4,366,446	4,186,910	(179,536)
Other	1,774,972	1,768,451	(6,520)

Subtotal	¥20,570,732	¥20,270,565	¥(300,167)

Total	¥24,843,961	¥24,557,513	¥(286,447)

	(in millions of yen)
	September 30, 2024
	Amount on consolidated balance sheet	Fair value	Difference
Securities whose fair value exceeds amount on consolidated balance sheet:

Domestic bonds	¥1,537,378	¥1,553,169	¥15,790
Government bonds	1,121,977	1,135,939	13,961
Municipal bonds	253,094	254,081	987
Corporate bonds	162,306	163,148	841
Other securities	3,535,862	3,570,240	34,378
Foreign bonds	2,304,137	2,333,151	29,014
Other	1,231,725	1,237,089	5,363

Subtotal	¥5,073,241	¥5,123,409	¥50,168

Securities whose fair value does not exceed amount on consolidated balance sheet:

Domestic bonds	¥14,712,926	¥14,554,531	¥(158,395)
Government bonds	12,000,998	11,871,608	(129,389)
Municipal bonds	1,963,251	1,939,264	(23,987)
Corporate bonds	748,677	743,658	(5,018)
Other securities	2,953,279	2,870,690	(82,588)
Foreign bonds	2,366,658	2,285,277	(81,380)
Other	586,621	585,413	(1,207)

Subtotal	¥17,666,206	¥17,425,222	¥(240,983)

Total	¥22,739,447	¥22,548,632	¥(190,815)

II.	Available-for-sale securities

	(in millions of yen)
	March 31, 2024
	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities whose fair value exceeds the acquisition cost:

Domestic equity securities	¥5,068,276	¥1,303,100	¥3,765,175
Domestic bonds	3,172,626	3,163,137	9,488
Government bonds	2,501,260	2,497,628	3,631
Municipal bonds	109,811	109,585	226
Corporate bonds	561,553	555,923	5,630
Other securities	12,193,102	11,789,323	403,779
Foreign equity securities	585,709	537,880	47,829
Foreign bonds	6,907,143	6,838,098	69,045
Other	4,700,248	4,413,344	286,904

Subtotal	¥20,434,004	¥16,255,560	¥4,178,443

Securities whose fair value does not exceed the acquisition cost:

Domestic equity securities	¥33,415	¥39,706	¥(6,291)
Domestic bonds	21,902,018	22,041,456	(139,438)
Government bonds	18,863,980	18,938,403	(74,423)
Municipal bonds	936,179	945,979	(9,799)
Corporate bonds	2,101,859	2,157,074	(55,215)
Other securities	19,366,902	20,673,775	(1,306,872)
Foreign equity securities	123,855	158,932	(35,076)
Foreign bonds	14,083,339	15,149,692	(1,066,353)
Other	5,159,707	5,365,150	(205,442)

Subtotal	¥41,302,336	¥42,754,939	¥(1,452,602)

Total	¥61,736,341	¥59,010,499	¥2,725,841

(Notes)

1.

Foreign bonds of ¥21,930 million (¥22,680 million at fair value) that are amortized at cost in accordance with IFRS 9 at certain overseas subsidiaries are not included in the table as of March 31, 2024.

2.	The total difference amount shown in the table above includes ¥399,298 million revaluation gains on securities by application of the fair value hedge accounting method.

	(in millions of yen)
	September 30, 2024
	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities whose fair value exceeds the acquisition cost:

Domestic equity securities	¥4,023,014	¥1,120,016	¥2,902,998
Domestic bonds	4,744,609	4,732,017	12,592
Government bonds	4,489,887	4,479,669	10,217
Municipal bonds	21,318	21,307	11
Corporate bonds	233,403	231,040	2,363
Other securities	17,230,995	16,825,513	405,482
Foreign equity securities	441,538	384,178	57,359
Foreign bonds	12,497,850	12,326,514	171,335
Other	4,291,607	4,114,819	176,788

Subtotal	¥25,998,620	¥22,677,546	¥3,321,073

Securities whose fair value does not exceed the acquisition cost:

Domestic equity securities	¥51,610	¥62,725	¥(11,115)
Domestic bonds	15,530,352	15,677,844	(147,491)
Government bonds	12,759,148	12,831,946	(72,797)
Municipal bonds	839,299	850,487	(11,188)
Corporate bonds	1,931,904	1,995,409	(63,505)
Other securities	15,983,176	16,955,342	(972,166)
Foreign equity securities	167,307	192,187	(24,879)
Foreign bonds	10,881,443	11,618,309	(736,866)
Other	4,934,426	5,144,846	(210,420)

Subtotal	¥31,565,139	¥32,695,912	¥(1,130,773)

Total	¥57,563,759	¥55,373,459	¥2,190,299

(Notes)

1.

Foreign bonds of ¥137,742 million (¥138,828 million at fair value) that are amortized at cost in accordance with IFRS 9 at certain overseas subsidiaries are not included in the table as of September 30, 2024.

2.	The total difference amount shown in the table above includes ¥177,703 million revaluation gains on securities by application of the fair value hedge accounting method.

III.	Securities with impairment losses

Securities other than those held for trading purposes and investments in affiliates (excluding certain equity securities with no quoted market price available and investments in partnerships and others) are subject to write-downs when their fair value significantly declines and it is determined as of the end of the reporting period that it is not probable that the value will recover to the acquisition cost. In such case, the fair value is recorded on the consolidated balance sheet and the difference between the fair value and the acquisition cost is recognized as losses for the reporting period (referred to as “impairment losses”).

Impairment losses on such securities for the fiscal year ended March 31, 2024 were ¥1,805 million consisting of ¥866 million on equity securities and ¥939 million on bonds and other securities.

Impairment losses on such securities for the six-month period ended September 30, 2024 were ¥105 million consisting of ¥38 million on equity securities and ¥67 million on other securities.

Whether there is any “significant decline in the fair value” is determined for each category of issuers in accordance with the internal standards for self-assessment of asset quality as provided below:

Bankrupt issuers, virtually bankrupt issuers and likely to become bankrupt issuers:

The fair value is lower than the acquisition cost.

Issuers requiring close watch:

The fair value has declined 30% or more from the acquisition cost.

Normal issuers:

The fair value has declined 50% or more from the acquisition cost.

“Bankrupt issuers” means issuers who have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Virtually bankrupt issuers” means issuers who are not legally or formally bankrupt but are regarded as substantially in similar condition. “Likely to become bankrupt issuers” means issuers who are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt. “Issuers requiring close watch” means issuers who are financially weak and are under close monitoring by our subsidiaries.

“Normal issuers” means issuers other than those who are categorized in the four categories of issuers mentioned above.

9.	Money Held in Trust

I.	Money held in trust being held to maturity

	(in millions of yen)
	March 31, 2024
	(a) Amount on the consolidated balance sheet	(b) Fair value	Difference (b) - (a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	¥42,037	¥41,926	¥(111)	¥—	¥111

	(in millions of yen)
	September 30, 2024
	(a) Amount on the consolidated balance sheet	(b) Fair value	Difference (b) - (a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	¥42,027	¥41,779	¥(247)	¥—	¥247

(Note)	“Money held in trust with respect to which (b) exceeds (a)” and “Money held in trust with respect to which (b) does not exceed (a)” show the breakdown of “Difference (b) - (a)”.

II.	Money held in trust not for trading purposes or being held to maturity

	(in millions of yen)
	March 31, 2024
	(a) Amount on the consolidated balance sheet	(b) Acquisition cost	Difference (a) - (b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purposes or being held to maturity	¥1,178,382	¥1,177,008	¥1,374	¥1,452	¥78

	(in millions of yen)
	September 30, 2024
	(a) Amount on the consolidated balance sheet	(b) Acquisition cost	Difference (a) - (b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purposes or being held to maturity	¥1,021,731	¥1,020,860	¥870	¥920	¥49

(Note)	“Money held in trust with respect to which (a) exceeds (b)” and “Money held in trust with respect to which (a) does not exceed (b)” show the breakdown of “Difference (a) - (b)”.

10.	Net Unrealized Gains (Losses) on Available-for-Sale Securities

Net unrealized gains (losses) on available-for-sale securities recorded on the consolidated balance sheet as of the dates indicated consisted of the following:

As of March 31, 2024

(in millions of yen)
Net unrealized gains (losses)	¥2,367,665
Available-for-sale securities	2,366,291
Money held in trust not for trading purpose or being held to maturity	1,374
Deferred tax liabilities	(722,636)
Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments by ownership share)	1,645,029
Non-controlling interests	(11,528)
MUFG’s ownership share in equity method investees’ unrealized gains (losses) on available-for-sale securities	(99,406)

Total	¥1,534,094

(Notes)

1.

“Net unrealized gains (losses)” shown in the above table excludes ¥399,298 million of revaluation gains on securities as a result of application of the fair value hedge accounting method, which are recorded in current earnings.

2.

“Net unrealized gains (losses)” shown in the above table includes ¥33,738 million of unrealized gains on available-for-sale securities in investment limited partnerships and ¥6,010 million of unrealized gains as a result of foreign exchange adjustments related to available-for-sale securities denominated in foreign currencies that are included in equity securities with no quoted market price available.

As of September 30, 2024

(in millions of yen)
Net unrealized gains (losses)	¥2,030,313
Available-for-sale securities	2,029,443
Money held in trust not for trading purpose or being held to maturity	870
Loss allowance for debt instruments measured at fair value through other comprehensive income in accordance with IFRS 9	61
Deferred tax liabilities	(596,525)
Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments by ownership share)	1,433,849
Non-controlling interests	(12,410)
MUFG’s ownership share in equity method investees’ unrealized gains (losses) on available-for-sale securities	(66,216)

Total	¥1,355,221

(Notes)

1.

“Net unrealized gains (losses)” shown in the above table excludes ¥177,703 million of revaluation gains on securities as a result of application of the fair value hedge accounting method, which are recorded in current earnings.

2.

“Net unrealized gains (losses)” shown in the above table includes ¥7,321 million of unrealized gains on available-for-sale securities in investment limited partnerships and ¥9,525 million of unrealized gains as a result of foreign exchange adjustments related to available-for-sale securities denominated in foreign currencies that are included in equity securities with no quoted market price available.

11.	Derivatives

Derivatives to which hedge accounting is not applied

With respect to derivatives to which hedge accounting is not applied, the contract amounts or notional principal amounts and the fair values and related valuation gains (losses) as of the end of the reporting period by transaction type were as follows. The contract and other amounts do not represent the market risk exposures associated with the relevant derivatives.

I.	Interest rate-related derivatives

		(in millions of yen)
		March 31, 2024
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Interest rate futures	Sold	¥3,505,005	¥1,288,365	¥(5,515)	¥(5,515)
	Bought	3,253,762	1,295,046	(2,602)	(2,602)
Interest rate options	Sold	2,268,001	516,141	(5,971)	3,210
	Bought	4,314,182	1,090,536	6,491	705
Over-the-counter (“OTC”) transactions:
Forward rate agreements	Sold	13,987,346	2,090,418	(19,437)	(19,437)
	Bought	12,426,934	2,859,165	138	138
Interest rate swaps	Receivable fixed rate/ Payable floating rate	763,778,484	637,215,078	(4,055,927)	(4,055,927)
	Receivable floating rate/ Payable fixed rate	766,698,904	630,984,503	4,220,466	4,220,466
	Receivable floating rate/ Payable floating rate	74,879,940	59,092,688	54,671	54,671
	Receivable fixed rate/ Payable fixed rate	1,639,743	1,590,761	15,831	15,831
Interest rate swaptions	Sold	26,435,953	20,085,063	(399,537)	(297,228)
	Bought	23,157,977	16,222,988	280,820	220,075
Other	Sold	9,514,648	4,875,536	(84,002)	(13,789)
	Bought	6,385,749	5,203,162	71,350	10,994

Total		—	—	¥76,775	¥131,591

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		September 30, 2024
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Interest rate futures	Sold	¥4,209,161	¥3,272,447	¥(92)	¥(92)
	Bought	6,651,836	3,891,851	(3,746)	(3,746)
Interest rate options	Sold	1,824,202	419,322	(4,483)	348
	Bought	3,628,207	935,441	4,849	(1,795)
OTC transactions:
Forward rate agreements	Sold	14,879,528	4,215,653	(981)	(981)
	Bought	15,013,221	4,540,375	(622)	(622)
Interest rate swaps	Receivable fixed rate/ Payable floating rate	850,256,813	717,522,321	(4,482,663)	(4,482,663)
	Receivable floating rate/ Payable fixed rate	862,865,884	718,758,045	4,748,714	4,748,714
	Receivable floating rate/ Payable floating rate	70,438,769	55,913,392	47,450	47,450
	Receivable fixed rate/ Payable fixed rate	1,616,147	1,568,025	11,494	11,494
Interest rate swaptions	Sold	28,550,229	20,863,928	(482,180)	(378,774)
	Bought	26,085,919	19,261,823	377,839	309,077
Other	Sold	11,864,519	5,637,557	(78,727)	4,652
	Bought	7,675,192	5,374,196	73,587	8,436

Total		—	—	¥210,438	¥261,496

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

II. Currency-related derivatives

		(in millions of yen)
		March 31, 2024
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Currency futures	Sold	¥90,298	¥—	¥(220)	¥(220)
	Bought	710,000	86,768	9,739	9,739
OTC transactions:
Currency swaps		77,590,746	60,022,825	338,182	338,182
Forward contracts on foreign exchange		228,025,839	14,455,413	39,294	39,294
Currency options	Sold	9,779,985	3,218,312	(192,515)	(46,149)
	Bought	9,047,198	3,176,734	216,101	47,377

Total		—	—	¥410,581	¥388,224

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		September 30, 2024
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
Transactions listed on exchanges:
Currency futures	Sold	¥41,161	¥—	¥(203)	¥(203)
	Bought	598,685	99,969	2,301	2,301
OTC transactions:
Currency swaps		81,060,804	61,515,937	462,418	462,418
Forward contracts on foreign exchange		224,996,028	15,037,028	(79,464)	(79,464)
Currency options	Sold	10,759,089	3,851,729	(194,264)	(43,708)
	Bought	9,798,944	3,604,616	245,560	70,859

Total		—	—	¥436,349	¥412,203

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

III.	Equity-related derivatives

		(in millions of yen)
		March 31, 2024
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Stock index futures	Sold	¥801,152	¥—	¥(16,967)	¥(16,967)
	Bought	113,590	6,919	3,672	3,672
Stock index options	Sold	711,263	103,850	(60,839)	(18,734)
	Bought	444,283	77,707	55,904	33,103
OTC transactions:
OTC securities option transactions	Sold	172,828	6,989	(16,488)	(8,166)
	Bought	474,285	383,700	14,259	13,030
OTC securities index swap transactions	Receivable index volatility/ Payable interest rate	822,625	18,851	23,497	23,497
	Receivable interest rate/ Payable index volatility	740,419	83,916	(10,144)	(10,144)
Forward transactions in OTC securities indexes	Sold	41,387	—	(6,140)	(6,140)
	Bought	102,819	—	6,518	6,518

Total		—	—	¥(6,727)	¥19,670

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		September 30, 2024
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Stock index futures	Sold	¥959,127	¥—	¥(14,118)	¥(14,118)
	Bought	104,642	6,919	3,274	3,274
Stock index options	Sold	358,546	82,947	(36,436)	(472)
	Bought	302,382	62,481	26,980	11,169
OTC transactions:
OTC securities option transactions	Sold	234,876	5,201	(13,794)	(7,530)
	Bought	567,584	445,643	14,858	12,368
OTC securities index swap transactions	Receivable index volatility/ Payable interest rate	737,963	17,061	19,121	19,121
	Receivable interest rate/ Payable index volatility	1,115,237	51,772	(1,296)	(1,296)
Forward transactions in OTC securities indexes	Sold	44,274	—	(10,541)	(10,541)
	Bought	90,610	—	8,507	8,507

Total		—	—	¥(3,444)	¥20,483

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

IV.	Bond-related derivatives

		(in millions of yen)
		March 31, 2024
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Bond futures	Sold	¥339,480	¥—	¥(120)	¥(120)
	Bought	322,925	—	407	407
Bond futures options	Sold	26,819	—	(397)	(47)
	Bought	19,294	—	100	(12)
OTC transactions:
Bond OTC options	Sold	2,000,128	—	(3,820)	(1,091)
	Bought	2,000,128	—	2,422	(582)
Bond OTC swaps	Receivable fixed rate/ Payable variable rate	245,800	245,800	27,163	27,163
	Receivable variable rate/ Payable fixed rate	3,579	3,579	(18)	(18)
	Receivable variable rate/ Payable variable rate	232,082	187,513	57,455	57,455
	Receivable fixed rate/ Payable fixed rate	600,100	600,100	49,223	49,223
Total return swaps	Sold	—	—	—	—
	Bought	282,920	168,407	(11,630)	(11,630)

Total		—	—	¥120,785	¥120,745

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		September 30, 2024
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Bond futures	Sold	¥429,568	¥—	¥149	¥149
	Bought	165,208	—	(664)	(664)
Bond futures options	Sold	367,146	—	(1,547)	(158)
	Bought	167,010	—	852	205
OTC transactions:
Bond OTC options	Sold	330,341	—	(894)	(24)
	Bought	341,597	—	940	(15)
Bond OTC swaps	Receivable fixed rate/ Payable variable rate	275,700	275,700	24,753	24,753
	Receivable variable rate/ Payable fixed rate	3,374	3,374	(111)	(111)
	Receivable variable rate/ Payable variable rate	124,745	124,745	24,357	24,357
	Receivable fixed rate/ Payable fixed rate	676,600	676,600	43,303	43,303
Total return swaps	Sold	—	—	—	—
	Bought	342,712	169,384	5,951	5,951

Total		—	—	¥97,090	¥97,747

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

V.	Commodity-related derivatives

		(in millions of yen)
		March 31, 2024
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Commodity swaps	Receivable index volatility/ Payable interest rate	¥76,979	¥76,979	¥(18,282)	¥(18,282)
	Receivable interest rate/ Payable index volatility	76,979	76,979	18,281	18,281
Commodity options	Sold	100	100	(44)	(44)
	Bought	—	—	—	—

Total		—	—	¥(45)	¥(45)

(Notes)

1.  The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

2.  The commodities are mainly those related to natural gas and other commodities.

		(in millions of yen)
		September 30, 2024
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Commodity swaps	Receivable index volatility/ Payable interest rate	¥87,358	¥87,358	¥(19,300)	¥(19,300)
	Receivable interest rate/ Payable index volatility	87,358	87,358	19,299	19,299
Commodity options	Sold	99	99	(29)	(29)
	Bought	—	—	—	—

Total		—	—	¥(29)	¥(29)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The commodities are mainly those related to natural gas and other commodities.

VI.	Credit-related derivatives

		(in millions of yen)
		March 31, 2024
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Credit default options	Sold	¥2,209,475	¥1,838,076	¥29,028	¥29,028
	Bought	3,002,250	2,605,549	(31,818)	(31,818)

Total		—	—	¥(2,789)	¥(2,789)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	“Sold” refers to transactions where the credit risk is assumed, and “Bought” refers to transactions where the credit risk is transferred.

		(in millions of yen)
		September 30, 2024
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Credit default options	Sold	¥2,355,879	¥2,071,349	¥31,086	¥31,086
	Bought	3,103,322	2,776,505	(32,809)	(32,809)

Total		—	—	¥(1,723)	¥(1,723)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	“Sold” refers to transactions where the credit risk is assumed, and “Bought” refers to transactions where the credit risk is transferred.

VII.	Other derivatives

		(in millions of yen)
		March 31, 2024
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Earthquake derivatives	Sold	¥13,500	¥6,500	¥(534)	¥153
	Bought	13,500	6,500	429	(567)
Other	Sold	5,666	5,666	(51)	(51)
	Bought	12,599	4,909	68	68

Total		—	—	¥(88)	¥(396)

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		September 30, 2024
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Earthquake derivatives	Sold	¥13,500	¥13,500	¥(479)	¥(167)
	Bought	13,830	13,500	803	(284)
Other	Sold	10,285	10,285	(46)	(46)
	Bought	14,193	14,193	63	63

Total		—	—	¥340	¥(435)

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

12.	Stock Options

Amount of, and income statement line-item for, expenses relating to stock options

	(in millions of yen)
	For the six months ended September 30,
	2023	2024
General and administrative expenses	¥11,052	¥10,221

13.	Revenue Recognition

Disaggregated information on revenues from contracts with customers

	(in millions of yen)
	For the six months ended September 30,
	2023	2024
Fees and commissions	¥961,227	1,117,642
Fees and commissions on remittances and transfers	81,082	88,795
Fees and commissions on deposits	22,523	22,991
Fees and commissions on loans (*1)	203,342	230,979
Fees and commissions on trust-related services	53,201	125,858
Fees and commissions on security-related services	81,819	107,270
Fees and commissions on credit card business (*1)	156,863	181,579
Fees and commissions on administration and management services for investment funds and investment advisory services	134,501	90,409
Guarantee fees (*2)	65,544	70,280
Other fees and commissions (*1)	162,348	199,477

Trust fees	¥67,414	70,771

(Notes)

1.	Include revenues that are not within the scope of ASBJ Statement No.29, “Accounting Standard for Revenue Recognition.”
2.	Guarantee fees are not included within the scope of ASBJ Statement No.29, “Accounting Standard for Revenue Recognition.”
3.

Fees and commissions on remittances and transfers were generated mainly through the Retail & Digital Business Group, the Commercial Banking & Wealth Management Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on deposits were generated mainly through the Retail & Digital Business Group and the Global Commercial Banking Business Group. Fees and commissions on loans were generated mainly through the Retail & Digital Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on trust-related services were generated mainly through the Commercial Banking & Wealth Management Business Group, the Japanese Corporate & Investment Banking Business Group and the Asset Management & Investor Services Business Group. Fees and commissions on security-related services were generated mainly through the Retail & Digital Business Group, the Commercial Banking & Wealth Management Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on credit card business were generated mainly through the Retail & Digital Business Group and the Global Commercial Banking Business Group. Fees and commissions on administration and management services for investment funds and investment advisory services were generated mainly through the Asset Management & Investor Services Business Group. Trust fees were generated mainly through the Asset Management & Investor Services Business Group.

4.

For details of the performance obligations and the timing of revenue recognition for each revenue category, refer to“(15) Revenue Recognition” under “IV. Accounting policies” under “1. Significant Accounting Policies Applied to the Semi-Annual Consolidated Financial Statements.”

14.	Segment Information

I.	Business segment information

(1)	Summary of reporting segments

MUFG’s reporting segments are business units of MUFG which its Executive Committee, the decision-making body for the execution of its business operations, regularly reviews to make decisions regarding allocation of management resources and evaluate performance.

MUFG makes and executes unified group-wide strategies based on customer characteristics and the nature of business.

Accordingly, MUFG has adopted customer-based and business-based segmentation, which consists of the following reporting segments: Retail & Digital Business Group, Commercial Banking & Wealth Management Business Group, Japanese Corporate & Investment Banking Business Group, Global Commercial Banking Business Group, Asset Management & Investor Services Business Group, Global Corporate & Investment Banking Business Group, Global Markets Business Group and Other.

Retail & Digital Business Group:	Providing financial services to individual customers (excluding wealth management customers) and corporate customers through the three channels under the concept of “Real (Face-to-Face) × Remote × Digital”

Commercial Banking & Wealth Management Business Group:	Providing financial services to corporate and wealth management customers

Japanese Corporate & Investment Banking Business Group:	Providing financial services to large Japanese corporate customers in and outside Japan

Global Commercial Banking Business Group:	Providing financial services to individual and small to medium sized corporate customers through overseas commercial bank investees of MUFG

Asset Management & Investor Services Business Group:	Providing asset management and administration and pension services to domestic and overseas investor, asset manager and operating company customers

Global Corporate & Investment Banking Business Group:	Providing financial services to large non-Japanese corporate customers

Global Markets Business Group:	Providing services relating to foreign currency exchange, funds and investment securities to customers, as well as conducting market transactions and managing liquidity and cash for MUFG

Other:	Other than the businesses mentioned above

(a)	Changes relating to reporting segments

MUFG has reorganized its previous Digital Service Business Group and Retail & Commercial Banking Business Group into Retail & Digital Business Group and Commercial Banking & Wealth Management Business Group in order to take fuller advantage of our strengths as a corporate group providing comprehensive financial services, under the medium-term business plan that was commenced in the six months ended September 30, 2024, and has changed its reporting segments to the current segmentation based on the reorganized business groups.

The business segment information for the six months ended September 30, 2023 has been restated based on the new segmentation.

(2)	Methods of calculation of net revenue, operating profit (loss), and fixed assets for each reporting segment

The accounting methods applied to the reported business segments, except the scope of consolidation, are generally consistent with the methods described in “1. Significant Accounting Policies Applied to the Semi-Annual Consolidated Financial Statements” above. The scope of consolidation includes MUFG’s major subsidiaries. The reported figures are generally prepared based on internal managerial accounting rules before elimination of inter-segment transactions and other consolidation adjustments. Net revenue and operating expenses attributable to multiple segments are reported in accordance with internal managerial accounting rules generally calculated based on market value.

Fixed assets for each reporting segment disclosed below represent the tangible fixed assets and intangible fixed assets related to the Bank and Mitsubishi UFJ Trust and Banking Corporation (“the Trust Bank”) as allocated to each reporting segment.

(a)	Changes in the method of calculation of operating profit (loss) of each reporting segment

From the six months ended September 30, 2024, MUFG has changed the method of allocation of net revenue and operating expenses among reporting segments and has accordingly changed the method of calculation of operating profit (loss) of each reporting segment.

The business segment information for the six months ended September 30, 2023 has been restated based on the new calculation method.

(3)	Information on net revenue, operating profit (loss), and fixed assets for each reporting segment

For the six months ended September 30, 2023

	(in millions of yen)
	For the six months ended September 30, 2023
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥409,271	¥283,645	¥455,940	¥310,824	¥205,745	¥409,021	¥2,074,448	¥376,542	¥44,435	¥2,495,425
BK and TB combined	155,701	189,530	371,694	19,485	56,826	367,277	1,160,515	226,512	122,765	1,509,794
Net interest income	123,755	93,694	230,890	19,054	6,529	186,666	660,590	97,330	128,601	886,522
Net non-interest income	31,946	95,836	140,804	431	50,297	180,610	499,925	129,181	(5,835)	623,272
Other than BK and TB combined	253,569	94,114	84,246	291,338	148,919	41,743	913,932	150,029	(78,330)	985,631
Operating expenses	310,707	202,334	182,286	174,628	147,608	204,079	1,221,644	149,064	52,414	1,423,122

Operating profit (loss)	¥98,563	¥81,310	¥273,654	¥136,196	¥58,137	¥204,941	¥852,804	¥227,478	¥(7,979)	¥1,072,303

Fixed assets at period end	231,389	170,324	163,484	1,483	22,127	169,201	758,010	110,874	508,059	1,376,944
Increase in fixed assets	25,071	16,888	22,606	205	7,329	15,927	88,029	13,291	12,712	114,033
Depreciation and amortization	11,330	9,125	21,411	120	4,024	21,832	67,845	15,628	6,769	90,243

(Notes)

1.	“BK” refers to MUFG Bank, Ltd. and “TB” refers to Mitsubishi UFJ Trust and Banking Corporation.
2.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
3.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
4.	“Operating expenses” includes personnel expenses and premise expenses.
5.

“Fixed assets at period end” for each reporting segment in the above table represents those related to the Bank and the Trust Bank. Those fixed assets and consolidation adjustments related to MUFG and its other consolidated subsidiaries, which are not allocated to reporting segments, were ¥1,344,467 million. With respect to such fixed assets not allocated to reporting segments, certain related expenses are allocated to reporting segments on a reasonable basis.

6.	“Increase in fixed assets” for each reporting segment in the above table represents such increase related to the Bank and the Trust Bank.
7.	“Depreciation and amortization” for each reporting segment in the above table represents those related to the Bank and the Trust Bank.

For the six months ended September 30, 2024

	(in millions of yen)
	For the six months ended September 30, 2024
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥457,124	¥339,132	¥502,877	¥577,285	¥244,417	¥433,090	¥2,553,927	¥361,221	¥(10,385)	¥2,904,763
BK and TB combined	190,316	227,704	405,916	19,828	67,690	383,085	1,294,542	227,409	41,085	1,563,037
Net interest income	149,317	122,241	253,136	19,786	12,643	206,690	763,815	56,940	84,405	905,161
Net non-interest income	40,999	105,462	152,780	41	55,046	176,395	530,726	170,468	(43,319)	657,875
Other than BK and TB combined	266,807	111,427	96,960	557,457	176,727	50,005	1,259,385	133,811	(51,471)	1,341,725
Operating expenses	328,446	210,847	188,260	302,187	175,566	208,380	1,413,688	158,740	37,790	1,610,219

Operating profit (loss)	¥128,677	¥128,285	¥314,616	¥275,098	¥68,851	¥224,710	¥1,140,238	¥202,480	¥(48,175)	¥1,294,543

Fixed assets at period end	250,726	179,726	165,542	1,758	21,263	158,244	777,260	95,271	492,652	1,365,184
Increase in fixed assets	22,463	17,309	20,540	274	3,965	10,618	75,171	10,663	12,091	97,926
Depreciation and amortization	15,905	10,185	20,370	138	3,949	17,775	68,324	15,410	6,501	90,236

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.
4.

“Fixed assets at period end” for each reporting segment in the above table represents those related to the Bank and the Trust Bank. Those fixed assets and consolidation adjustments related to MUFG and its other consolidated subsidiaries, which are not allocated to reporting segments, were ¥1,820,320 million. With respect to such fixed assets not allocated to reporting segments, certain related expenses are allocated to reporting segments on a reasonable basis.

5.	“Increase in fixed assets” for each reporting segment in the above table represents such increase related to the Bank and the Trust Bank.
6.	“Depreciation and amortization” for each reporting segment in the above table represents those related to the Bank and the Trust Bank.

(4)	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding six-month period

	(in millions of yen)
	For the six months ended September 30,
	2023	2024
Total operating profit of reporting segments	¥1,072,303	¥1,294,543
Operating profit of consolidated subsidiaries excluded from reporting segments	533	(327)
Provision for general allowance for credit losses	(121,516)	73,833
Credit related expenses	(109,791)	(318,318)
Gains on reversal of allowance for credit losses	—	—
Gains on reversal of reserve for contingent losses included in credit costs	—	688
Gains on loans written-off	50,080	58,022
Net gains on equity securities and other securities	130,377	363,984
Equity in earnings of equity method investees	305,305	257,138
Others	(47,383)	27,361

Ordinary profit in the consolidated statement of income	¥1,279,907	¥1,756,926

II.	Related information

For the six months ended September 30, 2023

(1)	Information by type of service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical information

(a)	Ordinary income

(in millions of yen)
For the six months ended September 30, 2023
Japan	United States	Europe/Middle East	Thailand	Asia/Oceania (except for Thailand)	Others	Total
¥2,361,861	¥1,382,035	¥557,453	¥381,444	¥818,898	¥163,968	¥5,665,663

(Notes)

1.	Ordinary income is used in lieu of net sales generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(b)	Tangible fixed assets

(in millions of yen)
September 30, 2023
Japan	Thailand	Others	Total
¥972,071	¥98,354	¥148,731	¥1,219,157

(3)	Information by major customer

None.

For the six months ended September 30, 2024

(1)	Information by type of service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical information

(a)	Ordinary income

(in millions of yen)
For the six months ended September 30, 2024
Japan	United States	Europe/Middle East	Thailand	Asia/Oceania (except for Thailand)	Others	Total
¥2,988,102	¥1,269,718	¥636,722	¥766,418	¥869,208	¥330,106	¥6,860,277

(Notes)

1.	Ordinary income is used in lieu of net sales generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(Changes in Presentation)

Ordinary income for “Thailand,” which was previously included in “Asia/Oceania” for the six months ended September 30, 2023, is presented as a separate line-item for the six months ended September 30, 2024 due to its increased significance. In order to apply this change in presentation, the information in “(a) Ordinary income” under “(2) Geographical information” for the six months ended September 30, 2023 has been retroactively reclassified.

As a result, the previously presented amount with respect to “Asia/Oceania” for the six months ended September 30, 2023, which was ¥1,200,343 million, has been disaggregated and reclassified into ¥381,444 million for “Thailand” and ¥818,898 million for “Asia/Oceania (except for Thailand)”.

(b)	Tangible fixed assets

(in millions of yen)
September 30, 2024
Japan	Thailand	Others	Total
¥936,301	¥126,928	¥165,508	¥1,228,738

(3)	Information by major customer

None.

III.	Information on impairment losses on fixed assets by reporting segment

For the six months ended September 30, 2023

	(in millions of yen)
	For the six months ended September 30, 2023
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Impairment losses	¥1,361	¥803	¥3,367	¥0	¥—	¥7,101	¥12,634	¥1,506	¥493	¥14,634

(Note)

Impairment losses on fixed assets related to MUFG and its consolidated subsidiaries other than those related to the Bank and the Trust Bank are not allocated to reporting segments. Such unallocated impairment losses for the six months ended September 30, 2023 were ¥9,144 million.

For the six months ended September 30, 2024

	(in millions of yen)
	For the six months ended September 30, 2024
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Impairment losses	¥1234	¥680	¥13	¥0	¥—	¥3	¥1,932	¥11,921	¥745	¥14,599

(Note)

Impairment losses on fixed assets related to MUFG and its consolidated subsidiaries other than those related to the Bank and the Trust Bank are not allocated to reporting segments. Such unallocated impairment losses for the six months ended September 30, 2024 were ¥2,269 million.

IV.	Information on amortization and unamortized balance of goodwill by reporting segment

For the six months ended September 30, 2023

	(in millions of yen)
	For the six months ended September 30, 2023
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Amortization	¥87	¥130	¥22	¥660	¥6,790	¥1,850	¥9,542	¥—	¥—	¥9,542
Unamortized balance at period end	13,222	848	321	47,450	210,415	40,074	312,331	—	—	312,331

For the six months ended September 30, 2024

	(in millions of yen)
	For the six months ended September 30, 2024
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Amortization	¥718	¥65	¥22	¥5,686	¥10,209	¥1,687	¥18,388	¥—	¥—	¥18,388
Unamortized balance at period end	11,786	—	276	83,931	440,268	36,139	572,401	—	—	572,401

V.	Information on gains on negative goodwill by reporting segment

None.

15.	Business Combinations

Business combination through acquisition

(Link Administration Holdings Limited became a consolidated subsidiary through a share acquisition)

On May 16, 2024, the Trust Bank, which is a consolidated subsidiary of MUFG, acquired shares in Link Administration Holdings Limited, an Australian company, engaged in pension and stock administration services, and Link Administration Holdings Limited became a consolidated subsidiary of MUFG and the Trust Bank.

Link Administration Holdings Limited changed its name to MUFG Pension & Market Services Holdings Limited (“MPMS”) as of May 16, 2024.

(1)	Overview of the business combination

(A)	Name and business description of the acquired company

Name of the acquired company	Link Administration Holdings Limited

Business description	Pension administration and stock administration

(B)	Main objectives of the business combination

MUFG Pension & Market Services Holdings Limited is the leading and largest Australian pension administration company, providing services to approximately 40% of Australian private pension members (more than 10 million accounts) and also provides pension administration services in the UK and Hong Kong to approximately 2 million accounts. It also provides stock administration services that connect issuers and stakeholders in Australia, the U.K., India and several other international jurisdictions, and provides share registry administration, employee share plans and investor relations services, and has leading market shares in each country. Through the expansion of these businesses, its digital platform is providing administration services to over 100 million beneficiaries worldwide.

Following the acquisition, the global pension and stock administration services will be provided under the new brand name “MUFG Pension & Market Services” driving MUFG to further accelerate its global business expansion via access to Australian funds and global corporate clients, facilitating the Global Investor Services Business to offer a broad range of solutions, allowing it to strengthen its global reach, develop growth opportunities, and expand its business scale.

(C)	Date of the business combination

May 16, 2024

(D)	Legal form of the business combination

Consolidation of the company as a subsidiary through the acquisition of its shares

(E)	Company name after the business combination

MUFG Pension & Market Services Holdings Limited

(F)	Ratio of the acquired voting rights

100%

(2)	Period in which the acquired company’s operating results were reflected in the consolidated statements of income

The fiscal year end of MPMS is the end of December, which differs by three months from the consolidated balance sheet date of MUFG.

The results of operations of MPMS for the period from May 16, 2024 to June 30, 2024 were included in the consolidated statement of income for the six months ended September 30, 2024.

(3)	Acquisition cost relating to the acquired company and components thereof

Consideration for the acquisition	Cash	¥ 113,523 million
Acquisition cost		¥ 113,523 million

(4)	Description and amount of major acquisition-related expenses

Direct expenses relating to the acquisition Advisory fees, etc. ¥4,631 million

(5)	Amount of goodwill recorded, reason for goodwill recorded, amortization method and amortization period

(A)	Amount of goodwill recorded ¥151,862 million

(Note) The amount of goodwill has been calculated on a preliminary basis since allocation of acquisition cost are yet to be completed.

(B)	Reason for goodwill recorded

The recorded goodwill reflected expected increases in profits from future business operations.

(C)	Amortization method and amortization period

Straight-line method over 20 years

(6)	Amounts of assets received and liabilities assumed on the date of the business combination and major components thereof

(A) Amount of assets	Total assets	¥ 152,035 million

	Of which, cash and due from banks	¥ 21,586 million

(B) Amount of liabilities	Total liabilities	¥ 189,312 million

	Of which, unsubordinated borrowings	¥ 118,440 million

(Note) As of September 30, 2024, identifiable assets and liabilities and their fair value were yet to be determined, and the allocation of acquisition cost was yet to be completed. Accordingly, the amounts in the above table were prepared on a preliminary basis based on information reasonably available as of the same date. In the allocation of the acquisition cost, the amount allocated to intangible fixed assets other than goodwill was ¥46,878 million of customer relationships (to be amortized over a period of 17 years and 10 months).

(7)

Estimated amount of the impact of the business combination on the consolidated statement of income for the six months ended September 30, 2024 and the calculation method of such amount assuming that the business combination was completed on the beginning date of the six months ended September 30, 2024

Ordinary income	¥39,853 million
Net Profit	¥2,198 million

(Method used for calculating the estimated amount)

The estimated amount represents the impact of the business combination on ordinary income and net profit, each calculated based on the assumption that the business combination was completed on the beginning date of the six months ended September 30, 2024. The amount of amortization has also been calculated based on the assumption that the goodwill and intangible fixed assets recognized in connection with the business combination was recognized as of the beginning date of the six months ended September 30, 2024.

The estimated amount is unaudited.

16.	Per Share Information

I.	Total equity per common share and the bases for the calculation for the periods indicated were as follows:

	(in yen)
	As of March 31, 2024	As of September 30, 2024
Total equity per common share	¥1,670.44	¥1,754.77

	(in millions of yen)
	As of March 31, 2024	As of September 30, 2024
Total equity	¥20,746,978	¥21,678,586
Deductions from total equity:
Subscription rights to shares	0	6

Non-controlling interests	1,159,003	1,208,657

Total deductions	1,159,004	1,208,664

Total equity attributable to common shares	¥19,587,974	¥20,469,922

	(in thousands)
	As of March 31, 2024	As of September 30, 2024
Number of common shares at period end used for the calculation of total equity per common share	11,726,188	11,665,266

II. Basic earnings per common share and diluted earnings per common share and the bases for the calculation for the periods indicated were as follows:

	(in yen)
	For the six months ended September 30,
	2023	2024
Basic earnings per common share	¥77.11	¥107.69
Diluted earnings per common share	76.89	107.57

	(in millions of yen)
	For the six months ended September 30,
	2023	2024
Profits attributable to owners of parent	¥927,281	¥1,258,195
Profits not attributable to common shareholders	—	—

Profits attributable to common shareholders of parent	¥927,281	¥1,258,195

	(in millions of yen)
	For the six months ended September 30,
	2023	2024
Adjustments to profits attributable to owners of parent	¥(2,682)	¥(1,378)
Adjustments related to dilutive shares of consolidated subsidiaries and others	(2,682)	(1,378)

	(in thousands)
	For the six months ended September 30,
	2023	2024
Average number of common shares during the periods	12,024,763	11,683,338
Increase in common shares	—	—

For the six months ended September 30,
	2023	2024
Description of antidilutive securities which were not included in the calculation of diluted earnings per common share	Share subscription rights issued by equity method affiliates:	Share subscription rights issued by equity method affiliates:
	Morgan Stanley	Morgan Stanley
	Stock options and others — 2 million units as of September 30, 2023	Stock options and others — 0 million units as of September 30, 2024

III.

The shares of MUFG common stock remaining in the BIP trust and the ESOP trust, which shares were included in the treasury stock as part of shareholders’ equity, were deducted from the average number of common shares for each reporting period used for the calculation of earnings per common share and from the number of common shares as of the end of each reporting period used for the calculation of total equity per common share. The average number of such treasury stock deducted from the calculation of earnings per common share for the six months ended September 30, 2023 and 2024 was 28,259 thousand shares and 27,283 thousand shares, respectively, and the number of such treasury stock deducted from the calculation of total equity per common share as of March 31, 2024 and September 30, 2024 was 24,019 thousand shares and 25,769 thousand shares, respectively.

17.	Subsequent Events

(Repurchase and cancellation of own shares)

MUFG resolved, at a meeting of the Board of Directors held on November 14, 2024, to repurchase shares of its common stock pursuant to the provisions of Article 156, Paragraph 1 of the Company Act, in accordance with the provisions of Article 459, Paragraph 1, Item 1 of the Company Act and Article 44 of its Articles of Incorporation, and to cancel shares of its common stock held in treasury in accordance with the provisions of Article 178 of the Company Act.

I.	Reasons for the repurchase and cancellation of own shares

MUFG seeks to enhance shareholder returns primarily through dividends, while pursuing an optimal balance between effective capital management and strategic investments for growth.

MUFG intends to agilely engage in repurchases of shares of its own stock as a means to return profits to shareholders and improve capital efficiency, taking into account its business performance and capital position, opportunities for growth investments, and market conditions including stock prices. As a general policy, MUFG intends to cancel treasury shares to the extent that such shares exceed approximately 5% of its total issued shares (including treasury shares).

II.	Outline of the repurchase of own shares

(1)	Type of shares to be repurchased: Common shares of MUFG

(2)	Aggregate number of shares to be repurchased: Up to 230,000,000 shares (equivalent to 1.96% of the total number of issued shares (excluding treasury shares))

(3)	Aggregate amount of repurchase price: Up to JPY 300,000,000,000

(4)	Repurchase period: From November 15, 2024 to March 31, 2025

(5)	Repurchase method: Market purchases on the Tokyo Stock Exchange

III.	Outline of the cancellation of own shares

(1)	Type of shares to be canceled: Common shares of MUFG

(2)	Number of shares to be canceled: 270,000,000 shares (equivalent to 2.18% of the total number of issued shares (including treasury shares) before the cancellation)

(3)	Scheduled cancellation date: November 29, 2024

(Construction plan of new MUFG Headquarters Building)

MUFG decided, at a meeting of the Management Committee held on October 21, 2024, the estimated investment amount and the scheduled completion date for the construction of new MUFG Headquarters Building.

I.	Purpose of the construction

By having the functions of the headquarters of the holding company commercial bank, trust bank and securities company in one building, MUFG aims to build a new place where MUFG can further strengthen its integrated group management and better serve its customers, communities, society and all other stakeholders. Furthermore, MUFG aims to enhance its support for new ways of working, contribution to customers and society, involvement in SDGs and carbon neutrality, and disaster preparedness.

II.	Outline of the construction

(1)	Address: 2-7-1, Marunouchi, Chiyoda-ku, Tokyo, Japan

(2)	Estimated investment amount: JPY 209,300,000,000

(3)	Scheduled completion date: October, 2030

III.	Impact of the construction

The financial impact of the construction is immaterial on the consolidated financial statements for the fiscal year ending March 31, 2025.